Exhibit 99.3

Management’s Responsibility

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the company.

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and reflect Management’s best estimates and judgments based on currently available information. The company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Jamie C. Sokalsky

Executive Vice President

and Chief Financial Officer

Toronto, Canada

February 19, 2009

Management’s Report on Internal Control Over Financial Reporting

Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2008. Barrick’s Management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on Barrick management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2008.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their report which is located on pages 80—81 of Barrick’s 2008 Annual Financial Statements.

Independent Auditors’ Report

Independent Auditors’ Report

To the Shareholders of

Barrick Gold Corporation

We have completed integrated audits of Barrick Gold Corporation’s (the Company) 2008, 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation as at December 31, 2008 and December 31, 2007, and the related consolidated statements of income, cash flow, shareholders’ equity and comprehensive income for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 19, 2009

Consolidated Statements of Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)	2008	2007	2006
Sales (notes 4 and 5)	$7,913	$6,332	$5,630
Costs and expenses
Cost of sales (notes 4 and 6)(1)	3,876	3,144	2,710
Amortization and accretion (notes 4 and 15)	1,033	1,054	774
Corporate administration	155	155	142
Exploration (notes 4 and 7)	216	179	171
Project development expense (note 7)	242	188	119
Other expense (note 8a)	295	205	212
Impairment charges (note 8b)	749	42	17
	6,566	4,967	4,145
Interest income	39	141	110
Interest expense (note 20b)	(21)	(113)	(126)
Other income (note 8c)	291	110	97
Write-down of investments (note 8b)	(205)	(23)	(6)
	104	115	75
Income from continuing operations before income taxes and other items	1,451	1,480	1,560
Income tax expense (note 9)	(590)	(341)	(348)
Non-controlling interests (note 2b)	(12)	14	1
Loss from equity investees (note 12)	(64)	(43)	(4)
Income from continuing operations	785	1,110	1,209
Income from discontinued operations (note 3)	—	9	297
Net income for the year	$785	$1,119	$1,506
Earnings per share data (note 10)
Income from continuing operations
Basic	$0.90	$1.28	$1.44
Diluted	$0.89	$1.27	$1.42
Net income
Basic	$0.90	$1.29	$1.79
Diluted	$0.89	$1.28	$1.77

(1) Exclusive of amortization.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2008	2007	2006
Operating Activities
Net income	$785	$1,119	$1,506
Amortization and accretion (notes 4 and 15)	1,033	1,054	774
Impairment charges and write-down of investments (notes 8b and 12)	954	65	23
Increase in inventory	(373)	(252)	(193)
Gain on sale of assets (note 8c)	(187)	(2)	(9)
Income tax expense (notes 9 and 24)	590	341	348
Income taxes paid	(575)	(585)	(280)
Other items (note 11a)	(21)	(8)	(47)
Net cash provided by continuing operating activities	2,206	1,732	2,122
Investing Activities
Property, plant and equipment
Capital expenditures (note 4)	(1,776)	(1,046)	(1,087)
Sales proceeds	185	100	8
Acquisitions (note 3)	(2,174)	(1,122)	(208)
Investments (note 12)
Purchases	(18)	(11)	(369)
Sales	76	625	46
Reclassification of asset-backed commercial paper	—	(66)	—
Long-term supply contract (note 12)	(35)	—	—
Other investing activities (note 11b)	(170)	(42)	17
Net cash used in continuing investing activities	(3,912)	(1,562)	(1,593)
Financing Activities
Capital stock
Proceeds on exercise of stock options	74	142	74
Long-term debt (note 20b)
Proceeds	2,723	408	2,189
Repayments	(1,603)	(1,128)	(1,581)
Dividends (note 25)	(349)	(261)	(191)
Settlement of derivative instruments acquired with Placer Dome	—	(197)	(1,840)
Funding from non-controlling interests	88	—	2
Net cash provided by (used in) continuing financing activities	933	(1,036)	(1,347)
Cash Flows of Discontinued Operations (note 3)
Operating activities	—	21	29
Investing activities	—	—	2,788
Financing activities	—	—	11
	—	21	2,828
Effect of exchange rate changes on cash and equivalents	3	9	(4)
Net increase (decrease) in cash and equivalents	(770)	(836)	2,006
Cash and equivalents at beginning of year (note 20a)	2,207	3,043	1,037
Cash and equivalents at end of year (note 20a)	$1,437	$2,207	$3,043

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Barrick Gold Corporation At December 31 (in millions of United States dollars)	2008	2007
Assets
Current assets
Cash and equivalents (note 20a)	$1,437	$2,207
Accounts receivable (note 14)	197	256
Inventories (note 13)	1,309	1,129
Other current assets (note 14)	1,169	707
	4,112	4,299
Non-current assets
Investments (note 12)	1,145	1,227
Property, plant and equipment (note 15)	11,547	8,585
Goodwill (note 17)	5,280	5,847
Intangible assets (note 16)	75	68
Deferred income tax assets (note 24)	869	722
Other assets (note 18)	1,133	1,203
Total assets	$24,161	$21,951
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$970	$808
Short-term debt (note 20b)	206	233
Other current liabilities (note 19)	668	255
	1,844	1,296
Non-current liabilities
Long-term debt (note 20b)	4,350	3,153
Asset retirement obligations (note 22)	973	892
Deferred income tax liabilities (note 24)	754	841
Other liabilities (note 23)	781	431
Total liabilities	8,702	6,613
Non-controlling interests	182	82
Shareholders’ equity
Capital stock (note 25)	13,372	13,273
Retained earnings	2,261	1,832
Accumulated other comprehensive income (loss) (note 26)	(356)	151
Total shareholders’ equity	15,277	15,256
Contingencies and commitments (notes 15 and 29)
Total liabilities and shareholders’ equity	$24,161	$21,951

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

Aaron Reqent, Director	Steven J. Shapiro, Director

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2008	2007	2006
Common shares (number in millions)
At January 1	870	864	538
Issued on exercise of stock options (note 27a)	3	6	3
Issued on acquisition of Placer Dome (note 3f)	—	—	323
At December 31	873	870	864
Common shares
At January 1	$13,273	$13,106	$4,222
Issued on exercise of stock options (note 27a)	74	142	74
Issued on acquisition of Placer Dome (note 3f)	—	—	8,761
Options issued on acquisition of Placer Dome (note 3f)	—	—	22
Recognition of stock option expense (note 27a)	25	25	27
At December 31	13,372	13,273	13,106
Retained earnings (deficit)
At January 1	1,832	974	(341)
Net income	785	1,119	1,506
Dividends (note 25a)	(349)	(261)	(191)
Repurchase of preferred shares of a subsidiary	(7)	—	—
At December 31	2,261	1,832	974
Accumulated other comprehensive income (loss) (note 26)	(356)	151	119
Total shareholders’ equity at December 31	$15,277	$15,256	$14,199

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2008	2007	2006
Net income	$785	$1,119	$1,506
Other comprehensive income (loss), net of tax (note 26)	(507)	32	150
Comprehensive income	$278	$1,151	$1,656

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS and EUR are to Canadian dollars, Australian dollars, South African rands, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos and Euros, respectively.

1  •  Nature of Operations

Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa, a platinum group metals project located in Russia and oil and gas properties located in Canada. Our producing mines are concentrated in four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.

2  •  Significant Accounting Policies

a) Basis of Preparation

These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In 2008, we amended the income statement classification of accretion expense (note 2e). Accretion expense is classified within amortization and accretion. Prior to this date, accretion expense was classified as a component of cost of sales and other expense. To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.

b) Principles of Consolidation

These consolidated financial statements include the accounts of Barrick Gold Corporation and those entities that we have the ability to control either through voting rights or means other than voting rights. These entities include development projects and operating mines in which we hold a less than 100% ownership interest, which generally operate as joint ventures. For these joint ventures, our risk is limited to our investment in the entity. FIN 46(R) provides guidance on the identification and reporting of entities controlled through means other than voting rights and defines such entities as variable interest entities (“VIEs”). We apply this guidance to all of our incorporated joint ventures (“JVs”), including those in the development stage. We determine if we are the primary beneficiary based on whether we expect to participate in the majority of the entities’ future expected gains/ losses, based on the funding requirements set out in their respective agreements. For VIEs where we are the primary beneficiary, we consolidate the entity and record a non-controlling interest, measured initially at its estimated fair value, for the interest held by other entity owners. For VIEs where we are not the primary beneficiary, we use the equity method of accounting (note 12).

For unincorporated JVs under which we hold an undivided interest in the assets and liabilities and receive our share of production from the joint venture, we include our pro rata share of the assets, liabilities, revenue and expenses in our financial statements.

The following table illustrates our policy used to account for significant entities where we hold less than a 100% economic interest. We consolidate all wholly-owned entities.

Consolidation Method at December 31, 2008

	Entity type at December 31, 2008	Economic Interest at December 31, 2008(1)	Method
North America
Round Mountain Mine	Unincorporated JV	50%	Pro Rata
Hemlo Property Mine	Unincorporated JV	50%	Pro Rata
Marigold Mine	Unincorporated JV	33%	Pro Rata
Turquoise Ridge Mine	Unincorporated JV	75%	Pro Rata
Pueblo Viejo Project(2)	VIE	60%	Consolidation
Donlin Creek Project	VIE	50%	Equity Method
South America
Cerro Casale Project	VIE	51%	Equity Method
Australia
Kalgoorlie Mine	Unincorporated JV	50%	Pro Rata
Porgera Mine(3)	Unincorporated JV	95%	Pro Rata
Reko Diq Project(4)	VIE	37.5%	Equity Method
Africa
Tulawaka Mine	Unincorporated JV	70%	Consolidation
Kabanga Project(5)	VIE	50%	Equity Method
Sedibelo Project(6)	VIE	10%	Consolidation
Russia
Fedorova Project(7)	VIE	50%	Consolidation

(1)          Unless otherwise noted, all of our joint ventures are funded by distributions made by their partners in proportion to their economic interest.

(2)          In accordance with the terms of the agreement with our partner, Barrick is responsible for 60% of the funding requirements for the Pueblo Viejo project. We consolidate our interest in Pueblo Viejo and record a non-controlling interest for the 40% that we don’t own. In 2008, we recorded project development expenses of $62 million (2007: $67 million) (note 7) and a non-controlling interest of $26 million (2007: $30 million) (note 2b). At December 31, 2008, the carrying value of our Pueblo Viejo project was $447 million (2007: $140 million) (note 15a).

(3)          We hold an undivided interest in our share of assets and liabilities at the Porgera mine. In August 2007, we increased our ownership interest from 75% to 95% (note 3d).

(4)          We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project. We use the equity method to account for our interest in Atacama Copper (note 12).

(5)          In accordance with an agreement with our partner, from 2006 until the third quarter of 2008, our partner was responsible for funding 100% of exploration and project expenditures and we did not record any amounts for our economic interest in this period. During the third quarter of 2008, our partner completed the $145 million spending requirement, and we began funding 50% of the exploration and project expenditures (note 12).

(6)          In 2008, we completed a bankable feasibility study (“BFS”), for which we recorded project development expenses totaling $17 million (2007: $22 million). Based on the agreement with our partner, we are responsible for funding 100% of the project expenditures. On completion of the BFS, we earned a 10% interest in the project and have a right to obtain a further 55% interest upon a decision to mine. The first 40% can be purchased for 50% of the combined platinum, palladium, rhodium and gold production at $12 per ounce. The final 15% can be purchased for $90 million. If Barrick does not make a decision to mine by May 2009, our partner has the option to acquire our 10% interest at a price based on the BFS costs spent.

(7)          In accordance with an agreement with minority shareholders, we have an earn-in option for an additional 30% interest in the entity that owns the rights to the Fedorova project (for a total 80% interest). We are responsible for funding 100% of project expenditures until the BFS is finalized, and therefore a non-controlling interest has not been recorded through December 31, 2008. In 2008, we funded $24 million of project expenditures (2007: $18 million).

Entities Consolidated using the Pro Rata Method Income Statement and Cash Flow Information (100%)

For the years ended December 31	2008	2007	2006
Revenues	$2,031	$2,076	$1,776
Costs and expenses	(1,565)	(1,665)	(1,457)
Net income	$466	$411	$319
Operating activities(1)	$378	$147	$473
Investing activities(1)	$(159)	$(139)	$(284)
Financing activities(1),(2)	$(249)	$81	$(185)

Balance Sheet Information (100%)

At December 31	2008	2007
Assets
Inventories	$317	$430
Property, plant and equipment	1,609	2,620
Other assets(3)	316	462
	$2,242	$3,512
Liabilities
Current liabilities	$153	$216
Long-term obligations	244	267
Deferred income tax liabilities	64	47
	$461	$530

Non-controlling Interests – Income Statement

For the years ended December 31	2008	2007	2006
Pueblo Viejo project	$26	$30	$9
Tulawaka mine	(38)	(16)	(8)
	$(12)	$14	$1

(1)          Net cash inflow (outflow).

(2)          Includes cash flows between the joint ventures and joint venture partners.

(3)          The decrease in assets in 2008 reflects 100% ownership of Cortez.

c) Foreign Currency Translation

The functional currency of our gold and copper operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•                  Property, plant and equipment, intangible assets and equity method investments using historical rates;

•                  Available-for-sale securities using closing rates with translation gains and losses recorded in other comprehensive income;

•                  Asset retirement obligations using historical rates;

•                  Deferred tax assets and liabilities using closing rates with translation gains and losses recorded in income tax expense;

•                  Other assets and liabilities using closing rates with translation gains and losses recorded in other income/expense; and

•                  Income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

The functional currency of our oil and gas operations, (“Barrick Energy”) is the Canadian dollar. We translate balances related to Barrick Energy into US dollars as follows:

•                  Assets and liabilities using closing exchange rates with translation gains and losses recorded in other comprehensive income; and

•                  Income and expense using average exchange rates with translation gains and losses recorded in other comprehensive income.

d) Use of Estimates

The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable mineral reserves; classification of mineralization as either reserves or nonreserves; fair values of acquired assets and liabilities under business combinations, including the value of mineralized material beyond proven and probable mineral reserves; future costs and expenses to produce proven and probable mineral reserves; future commodity prices for gold, copper, silver and other products; future costs of oil and other consumables; currency exchange rates; the future cost of asset retirement obligations; amounts and likelihood of contingencies; the fair values of reporting units that include goodwill; uncertain tax positions; and credit risk adjustments to discount rates. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:

•                  The treatment of expenditures at mineral properties prior to when production begins as either an asset or an expense (note 15);

•                  Whether tangible and intangible long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge (note 15);

•                  Our ability to realize deferred income tax assets and amounts recorded for any corresponding valuation allowances and amounts recorded for uncertain tax positions (note 24);

•                  The useful lives of tangible and intangible long-lived assets and the measurement of amortization (note 15);

•                  The fair value of asset retirement obligations (note 22);

•                  Whether to record a liability for loss contingencies and the amount of any liability (notes 15 and 29);

•                  The amount of income tax expense (note 9);

•                  Allocations of the purchase price in business combinations to assets and liabilities acquired, (notes 3 and 17);

•                  Whether any impairments of goodwill have occurred and if so the amounts of impairment charges (note 17);

•                  Transfers of value beyond proven and probable reserves to amortized assets (note 15); and

•                  Credit risk adjustments to the discount rates in determining the fair value at derivative instruments (notes 20 and 21).

As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.

e) Accounting Changes

Accounting Changes Implemented in 2008

FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)

In February 2007, the Financial Accounting Standards Board (“FASB”) issued FAS 159, which allows an irrevocable option, the Fair Value Option (FVO), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

FAS 159 was effective for Barrick beginning in first quarter 2008 and was applied prospectively. We have not adopted the FVO for any of our eligible financial instruments, which primarily include available-for-sale securities, equity method investments and long-term debt.

FAS 157, Fair Value Measurements (FAS 157)

In 2008, we implemented FAS 157 for financial assets and financial liabilities that are measured at fair value on a recurring basis. The primary assets and liabilities that are recognized and disclosed at fair value in accordance with the provisions of FAS 157 are: available-for-sale securities; receivables from provisional copper and gold sales; derivate assets and derivative liabilities and held-to-maturity investments. The adoption of FAS 157 has resulted in expanded disclosures about our fair value measurements for financial assets and financial liabilities recognized in our financial statements. However, the adoption of FAS 157 did not have an impact on the measurement of fair value as our valuation methodology for these assets and liabilities is consistent with the fair value framework established by FAS 157. Refer to note 21 of the Consolidated Financial Statements for details of the adoption of FAS 157 and related disclosures.

We have not applied the provisions of FAS 157 to non-financial assets and nonfinancial liabilities as permitted by the delay specified in FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008, for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, beginning in 2009 we will apply the requirements of FAS 157 to non-financial assets and non-financial liabilities that we periodically measure at fair value under US GAAP, which will principally include: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and non-financial assets and non-financial liabilities recognized as a result of a business combination. The application of the provisions of FAS 157 is not expected to have a significant impact on our methodology for measuring the fair value of these assets and liabilities, but will result in expanded disclosures.

Changes in Financial Statement Presentation – Accretion Expense

In first quarter 2008, we made a change to our accounting policy regarding the financial statement classification of accretion expense. Prior to this change, we recorded accretion expense at producing mines as a component of cost of sales and accretion expense at closed mines as a component of other expense. Beginning in first quarter 2008, we recorded accretion expense at producing mines and accretion expense at closed mines in amortization and accretion in our Consolidated Statements of Income.

FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (FSP FAS 140-4 and FIN 46(R)-8)

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8 for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (VIEs), including qualifying special-purpose entities (QSPEs). The impact on our financial reporting requirements is limited to the new VIE disclosures.

The VIE disclosure requirements focus on an enterprise’s involvement with VIEs and its judgments about the accounting for them. The FSP also requires disclosure of the details of any financial or other support provided to a VIE that the enterprise was not previously contractually required to provide, and the primary reasons for providing the support. The primary beneficiary of a VIE is also required to disclose the terms of any arrangements that could require the enterprise to provide future support to the VIE. In addition, FSP FAS 140-4 and FIN 46(R)-8 require disclosure of the carrying amount and classification of the variable interest entity’s assets and liabilities in the Balance Sheet and a reconciliation of those amounts to the enterprise’s maximum exposure to loss.

The adoption of this FSP has resulted in expanded disclosure around our involvement with our VIEs and the significant judgments and assumptions we make in accounting for them. We have also included tables that reflect how our consolidated VIEs are included in our Consolidated Statement of Income and Balance Sheet.

Accounting Changes Implemented in 2007

FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

In June 2006, the FASB issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

We adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, no adjustment was required to the liability for unrecognized tax benefits.

Accounting Changes Implemented in 2006

FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans

In September 2006, the FASB issued FAS 158 that requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree health care and other post-retirement plans in their financial statements.

FAS 158 requires recognition of the funded status of a benefit plan on the balance sheet. FAS 158 also requires recognition, as a component of other comprehensive income, net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recorded as components of net periodic benefit cost. FAS 158 requires disclosure of information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

We adopted the provisions of FAS 158 in 2006. The adoption of FAS 158 did not significantly impact our financial statements.

f) Significant Accounting Developments

FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)

In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities.

FAS 141(R), Business Combinations (FAS 141(R))

In first quarter 2009, we will begin applying the provisions of FAS 141(R), which replaced FAS 141, for business combinations consummated after the effective date of December 15, 2008. Early adoption of FAS 141(R) was not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.

The more significant changes to Barrick’s accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)

In December 2007 the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, FAS 160 changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance.

The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted. The presentation and disclosure provisions of FAS 160 will result in the reclassification of $182 million attributable to non-controlling interests to the Share-holders’ Equity section of the Balance Sheet for 2008.

g) Other Notes to the Financial Statements

	Note	Page

Acquisitions and divestitures	3	92
Segment information	4	95
Revenue and gold sales contracts	5	97
Cost of sales	6	99
Exploration and project development expense	7	100
Other charges	8	101
Income tax expense	9	102
Earnings per share	10	103
Cash flow – other items	11	104
Investments	12	105
Inventories	13	108
Accounts receivable and other current assets	14	109
Property, plant and equipment	15	110
Intangible assets	16	113
Goodwill	17	114
Other assets	18	116
Other current liabilities	19	116
Financial instruments	20	116
Fair value measurements	21	126
Asset retirement obligations	22	128
Other non-current liabilities	23	129
Deferred income taxes	24	129
Capital stock	25	132
Other comprehensive income (loss)	26	132
Stock-based compensation	27	133
Post-retirement benefits	28	135
Litigation and claims	29	138

3  • Acquisitions and Divestitures

For the years ended December 31	2008	2007	2006
Cash paid on acquisition(1)
Cortez (additional 40% interest)	$1,695	$—	$—
Barrick Energy Inc.	460	—	—
Cerro Casale	40	730	—
Porgera (additional 20% interest)	—	264	—
Kainantu	5	135	—
Placer Dome	—	—	1,262
Other(2)	29	6	54
	$2,229	$1,135	$1,316
Less: cash acquired	(55)	(13)	(1,108)
	$2,174	$1,122	$208
Cash proceeds on sale(1)
Royalty disposition	$150	$—	$—
Celtic(2)	—	21	—
Paddington Mill(3)	—	30	—
Other(4),(5)	—	54	—
	$150	$105	$—
Cash proceeds on sale of discontinued operations
South Deep mine	$—	$21	$1,209
Operations sold to Goldcorp	—	—	1,619
	$—	$21	$2,828

(1)	All amounts represent gross cash paid or received on acquisition or divestiture.
(2)

In 2008, we acquired an additional 40% interest in the Storm property from Yamana Gold Inc. for $29 million, including $1 million cash acquired, consolidating a 100% ownership interest in Storm. In 2006, we acquired the Grace Property for cash of $60 million, including cash acquired of $6 million.

(3)	Included within investment sales in the Consolidated Statement of Cash Flow.
(4)	Included within Property, Plant and Equipment sales in the Consolidated Statement of Cash flow.
(5)	In 2007, we sold the Grace Property, originally acquired in 2006 for cash proceeds of $54 million. There was no after-tax gain or loss arising on closing.

a) Acquisition of Barrick Energy Inc. (“Barrick Energy”)

In 2008, we acquired 59.2 million shares of Cadence Energy Inc. (“Cadence”) for cash consideration of $377 million, representing 100% of the issued and outstanding common shares. Subsequent to the acquisition, we rebranded Cadence as Barrick Energy. We have determined that this transaction represented a business combination with Barrick identified as the acquirer.

The tables below present the purchase cost and our preliminary allocation of the purchase price of the assets and liabilities acquired. The purchase price allocation will be finalized in 2009 upon completion of a full internal tax assessment. The revenues and expenses from Barrick Energy have been included in our Consolidated Statement of Income from September 4, 2008.

Purchase Cost
Purchase cost	$377
Less: cash acquired	(41)
$336

Preliminary Purchase Price Allocation
Current assets	$25
Property, plant and equipment
Capitalized reserve acquisition and development costs	278
Building, plant and equipment	68
Goodwill	96
Total assets	467
Accounts payable	24
Derivative liabilities	10
Long-term debt	65
Asset retirement obligations	10
Deferred income tax liabilities	22
Total liabilities	131
Net assets acquired	$336

In 2008, we also acquired all of the oil and gas assets at Sturgeon Lake, Alberta, from Daylight Resources Trust for $83 million. The Sturgeon Lake assets are adjacent to Cadence’s Sturgeon Lake assets and the transaction enables us to consolidate 100% ownership of the Sturgeon Lake South Leduc pool. We have determined that this transaction represented an acquisition of assets, which were amalgamated with the Cadence operations to form Barrick Energy.

b) Acquisition of 40% Interest in Cortez

In 2008, we completed our acquisition of an additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd. (“Kennecott”), a subsidiary of Rio Tinto plc, for a total cash consideration of $1.695 billion. A further $50 million will be payable if and when we add an additional 12 million ounces of contained gold resources beyond our December 31, 2007 reserve statement for Cortez. This contingent payment will be recognized as an additional cost of the acquisition only if the resource/production targets are met and the amounts become payable as a result. A sliding scale royalty is payable to Kenne-cott on 40% of all production in excess of 15 million ounces on and after January 1, 2008.

The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion plus any future potential from the property. We have determined that the transaction represents a business combination. The acquisition was effective March 1, 2008 and the revenues and expenses attributable to the 40% interest have been included in our consolidated statements of income from that date onwards. The tables below represent the purchase cost and our final purchase price allocation for the additional 40% of Cortez.

Purchase Cost
Purchase cost per agreement	$1,695
Less: cash acquired	(14)
$1,681

Summary Purchase Price Allocation
Inventories	$47
Other current assets	1
Property, plant and equipment
Building, plant and equipment	184
Capitalized reserve acquisition and development costs	1,057
Value beyond proven and probable reserves	381
Goodwill	20
Non-current ore in stockpiles	17
Deferred income tax assets	11
Total assets	1,718
Current liabilities	23
Asset retirement obligations	14
Total liabilities	37
Net assets acquired	$1,681

c) Acquisition of Cerro Casale

In 2007, we acquired 94% of the common shares of Arizona Star, with the remaining common shares pursuant to a statutory right of compulsory acquisition for $40 million in 2008. Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile. The acquisition of Arizona Star has been accounted for as an asset purchase. The tables below represent the purchase cost and final purchase price allocation for the acquisition of 100% of the common shares of Arizona Star.

Purchase Cost
Purchase cost	$770
Less: cash acquired	(7)
$763

Summary Purchase Price Allocation
Other current assets	$1
Equity investment in Cerro Casale project	770
Total assets	771
Current liabilities	8
Net assets acquired	$763

d) Porgera Mine Acquisition

In 2007, we completed the acquisition of an additional 20% interest in the Porgera mine in Papua New Guinea from Emperor Mines Limited, for cash consideration of $264 million. The acquisition has been accounted for as a business combination. Following this transaction our interest in the Porgera mine increased from 75% to 95%. The Government of Papua New Guinea holds the remaining 5% undivided interest in Porgera. The Government of Papua New Guinea and Porgera landowners’ option to purchase up to a 5% interest in the Porgera mine expired in 2008. We are negotiating a six month extension for this option.

Purchase Cost
Purchase cost	$264
Less: cash acquired	(5)
$259

Summary Purchase Price Allocation
Inventories	$17
Other current assets	2
Property, plant and equipment	145
Non-current ore in stockpiles	60
Deferred income tax assets	20
Goodwill	34
Total assets	278
Current liabilities	11
Asset retirement obligations	8
Total liabilities	19
Net assets acquired	$259

e) Kainantu Acquisition

In 2007, we completed the acquisition of the Kainantu mineral property and various exploration licenses in Papua New Guinea from Highlands Pacific Limited for cash consideration of $135 million, which reflects the total purchase price, net of $7 million withheld pending certain permit renewals. In 2008, $4 million was paid in settlement of the permit renewals and $1 million in transaction costs. The acquisition has been accounted for as a purchase of assets, allocating $163 million to the exploration property, $19 million to deferred income tax liabilities and $4 million to an acquired asset retirement obligation liability.

f) Acquisition of Placer Dome Inc. (“Placer Dome”)

In 2006, we acquired 100% of the outstanding common shares of Placer Dome. Placer Dome was one of the world’s largest gold mining companies. It had 12 mining operations based in North America, South America, Africa and Australia/Papua New Guinea, as well as four projects that were in various stages of exploration/development. Its most significant mines were Cortez in the United States, Zaldívar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa.

The Placer Dome acquisition was accounted for as a business combination, with Barrick as the accounting acquirer. The purchase cost was $10 billion and was funded through a combination of common shares issued, the drawdown of a $1 billion credit facility, and cash resources. The table below represents the purchase cost and final purchase price allocation.

Value of 322.8 million Barrick common shares issued at $27.14 per share(1)	$8,761
Value of 2.7 million fully vested stock options	22
Cash	1,239
Transaction costs	32
$10,054

(1)          The measurement of the common share component of the purchase consideration represents the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement on December 22, 2005 of our final offer for Placer Dome.

Summary Purchase Price Allocation
Cash(1)	$1,102
Inventories	428
Other current assets	198
Property, plant and equipment
Buildings, plant and equipment	2,946
Proven and probable reserves	1,571
Value beyond proven and probable reserves	419
Intangible assets	85
Assets of discontinued operations(2)	1,744
Deferred income tax assets	93
Other assets	254
Goodwill	6,506
Total assets	15,346
Current liabilities	669
Liabilities of discontinued operations(2)	107
Derivative instrument liabilities	1,729
Long-term debt	1,252
Asset retirement obligations	387
Deferred income tax liabilities	686
Total liabilities	4,830
Non-controlling interests	462
Net assets acquired	$10,054

(1)          Cash paid on acquisition of $160 million, as disclosed in the 2007 Annual Report.

(2)          Includes operations that were sold to Goldcorp Inc.

At acquisition we recorded liabilities totaling $48 million that primarily relate to employee severance at Placer Dome offices that were closed during 2006. All amounts were settled by the end of 2007.

g) Disposition of Royalties

In 2008, we divested certain non-core royalties to Royal Gold Inc. (“Royal Gold”) in exchange for cash consideration of $150 million and a reduction in various royalties that we are currently obligated to pay to Royal Gold with an estimated fair value of $32 million. The transaction closed on October 2, 2008 and we recorded a pre-tax gain on sale of $167 million in other income.

h) Sale of Paddington Mill

In 2007, we completed the sale of the Paddington Mill and associated land tenements in Australia to Norton Goldfields Limited and the sale of certain land tenements to Apex Minerals for total proceeds of $32 million, $30 million in cash and $2 million in Apex Minerals NL shares, respectively. We recorded a gain of $8 million in other income on closing.

i) Discontinued Operations

Results of Discontinued Operations

For the years ended December 31	2008	2007	2006
Gold sales
South Deep operations	$—	$—	$158
Operations sold to Goldcorp	—	—	83
	$—	$—	$241
Income before tax
South Deep	—	9	8
Gain on sale of South Deep	—	—	288
Operations sold to Goldcorp	—	—	1
	$—	$9	$297

South Deep

In 2006, we sold our 50% interest in the South Deep mine in South Africa to Gold Fields Limited (“Gold Fields”). The consideration on closing was $1,517 million, of which $1,209 million was received in cash and $308 million in Gold Fields shares. On closing we recorded a gain of $288 million.

In 2007, a final settlement was reached with Gold Fields on the allocation of insurance proceeds from an insurance claim that straddled the acquisition date. As a result of that settlement, we recorded further proceeds of $9 million within income from discontinued operations. Also in 2007, $21 million was received in cash and has been classified under Cash Flows of Discontinued Operations in our Consolidated Statement of Cash Flow.

Operations Sold to Goldcorp

In 2006, we sold all of Placer Dome’s Canadian properties and operations (other than Placer Dome’s office in Vancouver), Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project, certain related assets and our share in Agua de la Falda S.A. to Goldcorp Inc. (“Goldcorp”) (collectively, the “Operations sold to Goldcorp”).

The sales proceeds for the operations sold to Goldcorp were $1,641 million. The aggregate net amount of assets and liabilities of these operations was recorded in the purchase price allocation at $1,641 million based on the terms of the sale agreement with Goldcorp that was in place at the time we acquired Placer Dome. The results of the operations sold to Goldcorp were included under “discontinued operations” in the income statement and cash flow statement until closing. Interest expense of $21 million was allocated to the results from the operations sold to Goldcorp. No gain or loss arose on closing of the sale.

4 • Segment Information

In first quarter 2008, we formed a dedicated Capital Projects group, distinct from our existing regional business units to focus on managing development projects and building new mines. This specialized group manages all project development activities up to and including the commissioning of new mines, at which point responsibility for mine operations will be handed over to the regional business units. We have revised the format of information provided to the Chief Operating Decision Maker in order to make resource allocation decisions and assess the operating performance of this group. Accordingly, we have revised our operating segment disclosure to be consistent with the internal management structure and reporting changes, with restatement of comparative information to conform to the current period presentation. In third quarter 2008, we completed the acquisition of Barrick Energy (note 3a). The results of Barrick Energy are distinct from our existing regional business units and as such are presented as Other in our segment information.

Income Statement Information

	Sales			Segment expenses			Segment income (loss)(1),(2)
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006
Gold
North America	$2,627	$2,001	$1,791	$1,517	$1,178	$1,039	$739	$483	$484
South America	1,833	1,306	1,131	531	400	305	1,127	664	693
Australia Pacific	1,658	1,292	1,144	1,051	934	749	342	108	201
Africa	538	428	427	327	293	226	145	55	111
Copper
South America	1,007	1,065	955	315	231	282	624	752	621
Australia Pacific	221	240	182	121	108	109	44	92	55
Capital Projects	—	—	—	—	—	—	(254)	(187)	(111)
Other	29	—	—	14	—	—	2	—	—
	$7,913	$6,332	$5,630	$3,876	$3,144	$2,710	$2,769	$1,967	$2,054

(1)         Segment income (loss) represents segment sales, less cost of sales, less segment amortization and accretion. For the year ended December 31, 2008, accretion expense was $43 million (2007: $50 million; 2006: $39 million), see note 15 for further details. Segment loss for the Capital Projects segment includes project development expense and losses from capital projects held through equity investees, see notes 7 and 12 for further details.

(2)         Accretion expense related to capital projects is included within amortization and accretion. All other amounts related to the capital projects segments are included within project development expense.

Income Statement Information (cont’d)

	Exploration(1)			Regional business unit costs(1)
For the years ended December 31	2008	2007	2006	2008	2007	2006
North America(2)	$69	$66	$61	$48	$27	$32
South America	40	33	22	29	23	19
Australia Pacific	52	46	44	48	38	38
Africa	18	15	22	24	11	1
Other expenses outside reportable segments	12	8	19	—	—	—
Capital projects	25	11	3	—	—	—
	$216	$179	$171	$149	$99	$90

(1)         Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

(2)         In 2008, regional business unit costs include costs for Barrick Energy.

Geographic Information

	Long-lived assets(1)			Sales(2)
For the years ended December 31	2008	2007	2006	2008	2007	2006
North America
United States	$4,587	$2,637	$2,518	$2,501	$1,882	$1,702
Canada	1,017	796	852	126	119	89
Dominican Republic	446	139	133	—	—	—
South America
Peru	337	392	492	1,367	1,033	878
Chile	2,763	2,485	1,599	1,007	1,065	955
Argentina	1,123	1,048	1,014	466	273	253
Australia Pacific
Australia	1,749	1,724	2,142	1,340	1,250	1,116
Papua New Guinea	677	702	438	539	282	210
Africa
Tanzania	1,816	1,336	993	538	428	427
Other	179	478	603	29	—	—
	$14,694	$11,737	$10,784	$7,913	$6,332	$5,630

(1)         Long-lived assets include property, plant and equipment, investments, deferred income tax assets and other assets.

(2)         Presented based on the location in which the sale originated.

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes and Other Items

For the years ended December 31	2008	2007	2006
Segment income	$2,769	$1,967	$2,054
Amortization of corporate assets	(19)	(20)	(19)
Exploration	(216)	(179)	(171)
Other project expenses	(57)	(15)	(8)
Corporate administration	(155)	(155)	(142)
Other expenses	(295)	(205)	(212)
Impairment charges (note 8b)	(749)	(42)	(17)
Interest income	39	141	110
Interest expense	(21)	(113)	(126)
Other income	291	110	97
Write-down of investments (note 8b)	(205)	(23)	(6)
Loss from capital projects held through equity investees	69	14	—
Income from continuing operations before income taxes and other items	$1,451	$1,480	$1,560

Asset Information

	Segment long-lived assets			Amortization			Segment capital expenditures(1)
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006
Gold
North America	$5,083	$3,370	$3,254	$350	$314	$247	$382	$225	$196
South America	1,223	1,220	1,319	165	234	127	80	158	224
Australia Pacific	2,227	2,173	2,434	258	239	186	199	208	211
Africa	1,195	1,031	810	62	78	88	133	118	85
Copper
South America	1,267	1,271	1,276	66	80	51	24	27	17
Australia Pacific	28	116	146	57	39	17	57	11	22
Capital projects	3,266	2,195	1,066	—	—	—	919	326	259
Other	382	—	—	13	—	—	15	—	—
Segment total	14,671	11,376	10,305	971	984	716	1,809	1,073	1,014
Cash and equivalents	1,437	2,207	3,043	—	—	—	—	—	—
Other current assets	2,675	2,092	1,753	—	—	—	—	—	—
Intangible assets	75	68	75	—	—	—	—	—	—
Goodwill	5,280	5,847	5,855	—	—	—	—	—	—
Other items not allocated to segments	23	361	479	19	20	19	134	17	17

Enterprise total	$24,161	$21,951	$21,510	$990	$1,004	$735	$1,943	$1,090	$1,031

(1)         Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. In 2008, cash expenditures were $1,776 million (2007: $1,046 million; 2006: $1,087 million) and the increase in accrued expenditures was $167 million in 2008 (2007: $44 million decrease; 2006: $56 million increase).

5 • Revenue and Gold Sales Contracts

For the years ended December 31	2008	2007	2006
Gold bullion sales(2)
Spot market sales	$6,507	$3,823	$3,957
Gold sales contracts	—	1,026	369
	6,507	4,849	4,326
Concentrate sales(3)	149	178	167
	$6,656	$5,027	$4,493
Copper sales(1),(4)
Copper cathode sales	$1,038	$1,063	$937
Concentrate sales	190	242	200
	$1,228	$1,305	$1,137
Oil and gas sales(5)	29	—	—
	$7,913	$6,332	$5,630

(1)         Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 20c and 26).

(2)         Gold sales include gains and losses on non-hedge derivative contracts: 2008: $19 million gain (2007: $8 million loss; 2006: $7 million gain).

(3)         Concentrate sales include gains and losses on embedded derivatives in smelting contracts: 2008: $3 million loss (2007: $4 million loss; 2006: $4 million gain).

(4)         Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment: 2008: $67 million gain (2007: $48 million gain; 2006: $14 million loss). Sales also include gains and losses on embedded derivatives in copper smelting contracts: 2008: $38 million loss (2007: $10 million loss; 2006: $nil).

(5)         Represents Barrick Energy. Refer to note 3a for further details.

Principal Products

All of our gold mining operations produce gold in doré form, except Eskay Creek, which produces gold concentrate and gold doré; Bulyanhulu which produces both gold doré and gold concentrate; and Osborne which produces a concentrate that contains both gold and copper. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Gold concentrate is a processing product containing the valuable ore mineral (gold) from which most of the waste mineral has been eliminated, that undergoes a smelting process to convert it into gold bullion. Gold bullion is sold primarily in the London spot market or under gold sales contracts. Gold concentrate is sold to third-party smelters. At our Zaldívar mine we produce pure copper cathode, which consists of 99.9% copper, a form that is deliverable for sale in world metals exchanges.

Revenue Recognition

We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title (gold revenue only) have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured. Revenue in 2008 is presented net of direct sales taxes of $23 million (2007: $15 million; 2006: $16 million).

Gold Bullion Sales

We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of gold sales contracts or the gold spot price. Incidental revenues from the sale of by-products such as silver are classified within cost of sales.

Gold Sales Contracts

At December 31, 2008, we had Project Gold Sales Contracts with various customers for a total of 9.5 million ounces of future gold production of which 4.2 million ounces are based on floating spot prices.

Our gold sales contracts are excluded from the scope of FAS 133, because our obligations under these contracts will be met by physical delivery of gold produced at our mines and they meet the other requirements set out in paragraph 10(b) of FAS 133. In addition, our past sales practices, productive capacity and delivery intentions are consistent with the definition of normal sales contracts. Accordingly, we have elected to designate our gold sales contracts as “normal sales contracts” with the result that these contracts are not required to be accounted for as derivatives. Instead, we recognize revenue based on the contract sales price at the time of physical delivery per the accounting principles as described above.

The terms of gold sales contracts are governed by master trading agreements (MTAs) that we have in place with each customer. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over this period. Contract prices are established at inception through to an interim date. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the MTAs which have a mechanism to establish the applicable price adjusments. The MTAs have both fixed and floating price mechanisms. Under the fixed-price mechanism, a price is fixed with reference to the gold forward market but the price does not increase or decrease due to changes in the spot gold price, whereas under the floating price mechanism, the future selling price does increase or decrease as spot gold prices increase or decrease. The final realized selling price under a contract primarily depends upon the price mechanism selected at each interim date, the timing of the actual future delivery date, the market price of gold at the start of the contract and the forward gold market at each interim date.

Mark-to-Market Value

	Total	At Dec. 31,
	ounces in	2008
$ millions	millions	value(1)
Project Gold Sales Contracts	9.5	$(4,865)

(1)         At a spot gold price of $870 per ounce. The fair value of gold sales contracts are the present value of expected cash flows that would be required to financially settle our obligations arising under the contracts. The present value model utilizes inputs, such as the current spot gold price, gold lease rates, US dollar interest rate curves and counterparty credit spreads, that are derived from observable market data. The fair value of the gold sales con- tracts does not impact the reported accounting results when we settle these contracts through physical delivery. Instead, we will recognize revenue at that time based on the appropriate contract sales price.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when title passes to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment when risk of loss passes to the customer, and collectability is reasonably assured. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Provisional Copper and Gold Sales

We had the following revenues before treatment and refining charges subject to final price adjustments:

At December 31	2008	2007
Copper	$80	$142
Gold	15	9

The final price adjustments were as follows:

For the years ended December 31	2008	2007	2006
Gain (loss)
Copper	$(31)	$(6)	$9
Gold	—	(1)	3

Oil and Gas Sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when title transfers and there is reasonable assurance of collectability. At the time of delivery of oil and gas, prices are fixed and determinable based upon contracts referenced to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

6 • Cost of Sales

	Gold			Copper			Oil & Gas
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006
Cost of goods sold(1)	$3,258	$2,715	$2,265	$432	$334	$388	$8	$—	$—
Unrealized losses on non-hedge contracts	14	5	—	—	—	—	—	—	—
By-product revenues(2)	(93)	(105)	(123)	(2)	(2)	(1)	—	—	—
Royalty expense	205	161	150	6	7	4	6	—	—
Mining production taxes	42	29	27	—	—	—	—	—	—
	$3,426	$2,805	$2,319	$436	$339	$391	$14	$—	$—

(1)         Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $68 million for the year ended December 31, 2008 (2007: $13 million; 2006: $28 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $971 million in the year ended December 31, 2008 (2007: $984 million; 2006: $716 million).

(2)         We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts and accordingly, are accounted for in a manner similar to our gold sales contracts. At December 31, 2008, we had fixed-price commitments to deliver 7.2 million ounces of silver at an average price of $6.59 per ounce and floating spot price silver sales contracts for 8.9 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts at December 31, 2008 was negative $67 million (2007: negative $111 million; 2006: $100 million). Refer to note 21 for further information on fair value measurements.

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The most significant royalties are at the Goldstrike, Bulyanhulu and Veladero mines and the Pascua-Lama project. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

• Net profits interest (NPI) royalty,

• Net smelter return sliding scale (NSRSS) royalty,

• Gross proceeds sliding scale (GPSS) royalty,

• Gross smelter return (GSR) royalty,

• Net value (NV) royalty, and a

• Land tenement (LT) royalty.

Royalty expense is recorded at the time of sale of gold production.

Royalties applicable to our oil and gas properties include:

• Crown royalties,

• Net profits interest (NPI) royalty, and

• Overriding royalty (ORR).

Producing mines &
development projects	Type of royalty
North America
Goldstrike	0%–5% NSR, 0%–6% NPI
Williams	1.5% NSR, 0.75% NV, 1% NV
David Bell	3% NSR
Round Mountain	3.53%–6.35% NSRSS
Bald Mountain	3.5%–7% NSRSS
2.9%–4% NSR
10% NPI
Ruby Hill	3% modified NSR
Cortez	1.5% GSR
Cortez – Pipeline/South Pipeline deposit	0.4%–9% GSR
Cortez – portion of Pipeline/ South Pipeline deposit	5% NV
South America
Veladero	3.75% modified NSR
Lagunas Norte	2.51% NSR
Australia Pacific
Porgera	2% NSR, 0.25% other
Queensland & Western Australia production(1)	2.5%–2.7% of gold revenue
Cowal	4% of net gold revenue
Henty	2.6%–12% of gold revenue
Africa
Bulyanhulu	3% NSR
Tulawaka	3% NSR
North Mara	3% NSR
North Mara – Gokona pit	3% NSR, 1.1% LT
Capital Projects
Donlin Creek Project	1.5% NSR (first 5 years),
4.5% NSR (thereafter)
Pascua-Lama Project – Chile gold production	1.5%–9.8% GPSS
Pascua-Lama Project – Chile copper production	2% NSR
Pascua-Lama Project – Argentina production	3% NSR
Pueblo Viejo	3.2% NSR, 0–25% NPI
Buzwagi	3%–3.1% NSR
Other
Barrick Energy	1.1% NPI
1.3% ORR
21.6% Crown royalty, net

(1)         Includes the Kalgoorlie, Kanowna, Granny Smith, Plutonic, Darlot, Lawlers and Osborne mines.

7 • Exploration and Project Development Expense

For the years ended December 31	2008	2007	2006
Exploration:
Minesite exploration	$80	$63	$54
Projects	136	116	117
	$216	$179	$171
Project development expense:
Pueblo Viejo(1)	62	67	25
Donlin Creek(2)	—	32	37
Sedibelo	17	22	10
Fedorova	24	18	—
Pascua-Lama	21	12	8
Kainantu	28	—	—
Pinson	17	—	—
Buzwagi	1	5	12
Other	15	17	19
	$185	$173	$111
Other project expenses	57	15	8
	$242	$188	$119

(1)         Represents 100% of project expenditures. We record a non-controlling interest recovery for our partner’s share of expenditures within “non-controlling interests” in the income statement.

(2)         Amounts for 2007 include a recovery of $64 million of cumulative project costs from our partner. See note 12 for further details.

Accounting Policy for Exploration and Project Expenditures

Exploration Expenditures

Exploration expenditures relate to the initial search for deposits with economic potential, including costs incurred at both greenfield sites (sites where we do not have any mineral deposits that are already being mined or developed) and brownfield sites (sites that are adjacent to a mineral deposit that is classified within proven and probable reserves as defined by United States reporting standards and are already being mined or developed). Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling.

        Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves or for the purpose of converting a mineral resource into a proven and probable reserve and, prior to the commencement of the drilling program, we can conclude that it is probable that such a conversion will take place. Our assessment of probability is based on the following factors: results from previous drill programs; results from geological models; results from a mine scoping study confirming economic viability of the resource; and preliminary estimates of mine inventory, ore grade, cash flow and mine life. Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other drilling and related exploration costs incurred at these sites are expensed as mine site exploration.

Project Expenditures

We capitalize the costs of activities at projects after mineralization is classified as proven and probable reserves. Before classifying mineralization as proven and probable reserves, the costs of project activities are expensed as incurred, except for costs incurred to construct tangible assets that are capitalized within property, plant and equipment. Project activities include: preparation of engineering scoping, prefeasibility and feasibility studies; metallurgical testing; permitting; and sample mining. The costs of start-up activities at mines and projects such as recruiting and training are also expensed as incurred within project expense.

The Pueblo Viejo, Donlin Creek, Sedibelo, Kabanga, Cerro Casale and Fedorova projects are in various stages; however, none of these projects had met the criteria for cost capitalization at December 31, 2008. The Reko Diq project is owned through an equity investee and project expenses are included in equity investees  in the income statement (see note 12). Effective May 1, 2007, we determined that mineralization at Buzwagi met the definition of proven and probable reserves for United States reporting purposes. Following this determination, we began capitalizing the cost of project activities at Buzwagi. Effective January 1, 2009, we determined that mineralization of Pueblo Viejo met the definition of proven and probable reserves.

8 • Other Charges

a) Other Expense

For the years ended December 31	2008	2007	2006
Regional business unit costs(1)	$149	$99	$90
Community development costs(2)	21	28	15
Environmental costs	16	15	11
World Gold Council fees	11	12	13
Changes in estimate of AROs at closed mines(3)	9	6	53
Non-hedge derivative losses	17	8	—
Currency translation losses(4)	30	1	—
Pension and other post-retirement benefit expense (notes 28b and 28e)(5)	5	5	3
Other items	37	31	27
	$295	$205	$212

(1)         Relates to costs incurred at regional business unit offices.

(2)         In 2008 and 2007, amounts mainly related to community programs in Peru, Argentina and Papua New Guinea. In 2006, amounts mainly related to community programs in Peru.

(3)         In 2006, amount relates to change in estimate of the ARO at the Nickel Plate property in British Columbia, Canada.

(4)         In 2008, amounts primarily relate to translation losses on working capital balances in Australia and South America.

(5)         For the year ended December 31, 2008, $nil million of pension credit that relates to active employees at producing mines is included in cost of sales (2007: $nil; 2006: $4 million) and $nil million is included in corporate administration (2007: $nil; 2006: $2 million).

Environmental Costs

During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.

When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are measured on an undiscounted basis, and adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.

b) Impairment Charges

For the years ended December 31	2008	2007	2006
Impairment of goodwill (note 17)	$678	$42	$—
Impairment of long-lived assets(1)	71	—	17
	$749	$42	$17
Write-down of investments (note 12)(2)	205	23	6
	$954	$65	$23

(1)          In 2008, an impairment charge of $69 million was recorded to reduce the carrying amount to the estimated fair value for Osborne and Marigold. In 2006, the carrying amount of Cuerpo Sur, an extension of Pierina, was tested for impairment on completion of the annual life of mine planning process. An impairment charge of $17 million was recorded to reduce the carrying amount to the estimated fair value.

(2)          In 2008, we recorded an impairment charge on our investment in Highland Gold ($140 million), on Asset-Backed Commercial Paper ($39 million) and various other investments in junior gold mining companies ($26 million). In 2007, we recorded an impairment charge on Asset-Backed Commercial Paper of $20 million.

c) Other Income

For the years ended December 31	2008	2007	2006
Gains on sale of assets(1)	$187	$2	$9
Gains on sale of investments(2) (note 12)	59	71	6
Royalty income	25	17	10
Non-hedge derivative gains	—	—	2
Currency translation gains	—	—	2
Gain on vend-in to Highland Gold (note 12)	—	—	51
Interest income(3)	4	2	1
Sale of water rights	4	5	5
Other	12	13	11
	$291	$110	$97

(1)          In 2008, we recorded a gain of $167 million on the disposition of royalties to Royal Gold and a gain of $9 on the sale of Doyon royalty. In 2007, we sold certain properties in South America and Australia, including an $8 million gain on the sale of the Paddington Mill. In 2006, we sold certain properties in Canada and Chile.

(2)          In 2008, we recorded a gain of $12 million on the sale of our investment in QGX Ltd. We also sold Asset-Backed Commercial Paper for cash proceeds of $49 million and recorded a gain on sale of $42 million. Refer to note 12 for further details.

(3)          Represents interest income on our note receivable from NovaGold (note 12).

9 • Income Tax Expense

For the years ended December 31	2008	2007	2006
Current
Canada	$22	$(3)	$13
International	613	518	444
	$635	$515	$457
Deferred
Canada	$3	$19	$(131)
International	(146)	(25)	46
	$(143)	$(6)	$(85)
Income tax expense before elements below	$492	$509	$372
Net currency translation (gains) losses on deferred tax balances	98	(76)	(5)
Canadian tax rate changes	—	64	12
Change in tax status in Australia	—	—	(31)
Release of end of year valuation allowances – Tanzania	—	(156)	—
Total expense	$590	$341	$348

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax assets with a carrying amount of approximately $334 million and Australian and Papua New Guinea net deferred tax liabilities with a carrying amount of approximately $118 million. In 2007, the appreciation of the Canadian and Australian dollar against the US dollar resulted in net translation gains arising totaling $76 million. These gains are included within deferred tax expense/recovery. In 2008, following the strengthening of the US dollar, we recorded translation losses of $98 million.

Canadian Tax Rate Changes

In the second and fourth quarters of 2007 and the second quarter of 2006, federal rate changes were enacted in Canada that lowered the applicable tax rate. The impact of these tax rate changes was to reduce net deferred tax assets in Canada by $64 million in 2007 and $35 million in 2006 that were recorded as a component of deferred income tax expense. Also in second quarter 2006, on change of tax status of a Canadian subsidiary, we recorded a deferred income tax credit of $23 million to reflect the impact on the measurement of deferred income tax assets and liabilities.

Change in Tax Status in Australia

In first quarter 2006, an interpretative decision (“ID”) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.

Release of Tanzanian Valuation Allowances

In 2007, we released $156 million of end of year deferred tax valuation allowances in Tanzania due to the impact of higher market gold prices.

Reconciliation to Canadian Statutory Rate

For the years ended December 31	2008	2007	2006
At 33.50% (2006 and 2005: 36.12%) statutory rate	$486	$535	$563
Increase (decrease) due to:
Allowances and special tax deductions(1)	(100)	(99)	(55)
Impact of foreign tax rates(2)	(82)	38	(131)
Expenses not tax-deductible	13	48	14
Impairment charges not tax deductible	227	15	6
Net currency translation (gains)/losses on deferred tax balances	98	(76)	(5)
Release of end of year valuation allowances – Tanzania	—	(156)	—
Release of valuation allowances – Other	(175)	(88)	(53)
Valuation allowances set up against current year tax losses	74	5	7
Impact of changes in tax status in Australia	—	—	(31)
Canadian tax rate changes	—	64	12
Withholding taxes	21	17	19
Mining taxes	19	19	9
Other items	9	19	(7)
Income tax expense	$590	$341	$348

(1)          We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.

(2)          We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Additionally, we have reinvested earnings and cash flow generated by the Zaldívar mine in Chile to fund a portion of the construction cost of Pascua-Lama. The reinvestment of these earnings and cash flow resulted in a lower tax rate applied for the period. Amounts in 2007 included the impact of losses realized on deliveries into corporate gold sales contracts in a low tax jurisdiction.

10 • Earnings per share

For the years ended December 31
($ millions, except shares in millions	2008		2007		2006
and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income from continuing operations	$785	$785	$1,110	$1,110	$1,209	$1,209
Plus: interest on convertible debentures	—	3	—	2	—	4
Income available to common shareholders and after assumed conversions	785	788	1,110	1,112	1,209	1,213
Income from discontinued operations	—	—	9	9	297	297
Net income	$785	$788	$1,119	$1,121	$1,506	$1,510
Weighted average shares outstanding	872	872	867	867	842	842
Effect of dilutive securities
Stock options	—	4	—	3	—	4
Convertible debentures	—	9	—	9	—	9
	872	885	867	879	842	855
Earnings per share
Income from continuing operations	$0.90	$0.89	$1.28	$1.27	$1.44	$1.42
Net income	$0.90	$0.89	$1.29	$1.28	$1.79	$1.77

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the as if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

11 • Cash Flow – Other Items

a) Operating Cash Flows – Other Items

For the years ended December 31	2008	2007	2006
Adjustments for non-cash income statement items:
Currency translation (gains) losses (notes 8a and 8c)	$30	$1	$(2)
Amortization of discount/premium on debt securities (note 20b)	(7)	(3)	(12)
Amortization of debt issue costs (note 20b)	7	9	12
Stock option expense (note 27a)	25	25	27
Equity in investees (note 12)	64	43	4
Gain on sale of investments (note 8c)	(59)	(71)	(6)
Losses on write-down of inventory (note 13)	68	13	28
Non-controlling interests (note 2b)	12	(14)	(1)
Net change in operating assets and liabilities, excluding inventory	(128)	(7)	51
Revisions to AROs at closed mines (note 22)	9	6	53
Settlement of AROs (note 22)	(40)	(33)	(32)
Non-hedge derivative gold options	—	30	14
Hedge losses on acquired gold hedge position	(2)	2	165
Gain on Highland vend-in (note 8c)	—	—	(51)
Income from discontinued operations	—	(9)	(297)
Other net operating activities	$(21)	$(8)	$(47)
Operating cash flow includes payments for:
Pension plan contributions (note 28a)	$47	$49	$36
Cash interest paid (note 20b)	$213	$236	$211

b) Investing Cash Flows – Other Items

For the years ended December 31	2008	2007	2006
Loans to joint venture partners	$(4)	$(47)	$—
Purchase of land and water rights	(16)	—	—
Purchases of royalties	(42)	—	—
Funding for equity investees	(99)	—	—
Decrease in restricted cash (note 14)	18	19	—
Non-hedge derivative copper options	—	(23)	—
Other	(27)	9	17
Other net investing activities	$(170)	$(42)	$17

c) Non-Cash Investing and Financing Activities

Placer Dome Acquisition

In 2006, we purchased all of the common shares of Placer Dome for $10,054 million, of which $8,761 million was share consideration (see note 3f). In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired(1)	$15,346
Consideration paid	10,054
Liabilities assumed(2)	$4,830

(1)          Includes cash of $1,102 million.

(2)          Includes debt obligations of $1,252 million (note 20b).

Vend-in of Assets to Highland Gold (“Highland”)

In 2006, we exchanged various interests in mineral properties for 34.3 million Highland shares with a value of $95 million at the time of closing of the transaction (see note 12).

Sale of South Deep

In 2006, we sold the South Deep mine to Gold Fields Limited (“Gold Fields”) for $1,517 million. The proceeds included 18.7 million Gold Fields common shares with a value of $308 million (see note 3i).

12 • Investments

At December 31	2008	2007
Available-for-sale securities	$31	$96
Held-to-maturity securities	—	46
Other investments	29	—
Equity investments	1,085	1,085
	$1,145	$1,227

	2008		2007
		Gains		Gains
	Fair	(losses)	Fair	(losses)
At December 31	value(1)	in OCI	value	in OCI
Available-for-sale securities Securities in an unrealized gain position
Allied Gold	$6	$1	$—	$—
QGX Ltd.	—	—	13	6
Midway Gold Corp.	3	—	17	9
Other equity securities	6	2	43	26
	15	3	73	41
Securities in an unrealized loss position
Benefit plans(2)
Fixed-income	$2	$—	$4	$—
Equity	7	(3)	14	1
Other equity securities(3)	7	(2)	5	(1)
	16	(5)	23	—
	31	(2)	96	41
Held-to-maturity securities
Asset-Backed
Commercial Paper	—	—	46	—
Other investments
Long-term loan receivable from Yokohama Rubber Co. Ltd.(4)	29	—	—	—
	$60	$(2)	$142	$41

(1)          Refer to note 21 for further information on the measurement of fair value.

(2)          Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

(3)          Other equity securities in a loss position consist of investments in various junior mining companies.

(4)          The long-term loan receivable is measured at amortized cost.

Accounting Policy for Available-for-Sale Securities

Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. If the fair value of an investment declines below its carrying amount, we undertake an assessment of whether the impairment is other than temporary. We consider all relevant facts and circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. We record in earnings any unrealized declines in fair value judged to be other than temporary.

Available-for-Sale Securities Continuity

	Gold Fields	NovaGold	Other	Total
January 1, 2006	$—	$—	$62	$62
Purchases	—	218	27	245
Received in consideration for sale of South Deep (note 3i)	308	—	—	308
Sales proceeds	—	—	(46)	(46)
Mark-to-market adjustments	6	13	58	77
January 1, 2007	314	231	101	646
Purchases	—	—	11	11
Sales proceeds	(356)	(221)	(48)	(625)
Mark-to-market adjustments	42	(10)	32	64
January 1, 2008	—	—	96	96
Purchases	—	—	18	18
Sales proceeds	—	—	(26)	(26)
Mark-to-market adjustments	—	—	(57)	(57)
December 31, 2008	$—	$—	$31	$31

Gold Fields Limited (“Gold Fields”)

The investment in Gold Fields was acquired on December 1, 2006, as partial consideration for the sale of our interest in South Deep and was recorded net of an initial liquidity discount of $48 million to reflect a 120-day restriction on our ability to trade the shares. During 2007, we sold our entire position of 18.7 million shares for proceeds of $356 million and recorded a gain of $48 million.

NovaGold Resources Inc. (“NovaGold”)

During 2007, we sold our entire investment in NovaGold for proceeds of $221 million and we recorded a gain of $3 million on the sale.

Asset-Backed Commercial Paper (“ABCP”)

In 2007, we recorded impairment charges of $20 million, resulting in a carrying value of $46 million at the end of 2007. An additional $39 million impairment charge was recorded in 2008, resulting in cumulative impairments totaling $59 million and a carrying value of $7 million. Subsequently, we reached an agreement with a third party to sell $66 million of our Asset Backed Commercial Paper (“ABCP”). We received $49 million in proceeds from this sale resulting in a recovery of $42 million which was recorded in Other income.

Agreement with Yokohama Rubber Co. Ltd. (“Yokohama”)

In 2008, we advanced $35 million (“the loan”) to Yokohama to fund expansion of their production facility and secure a guaranteed supply of OTR tires. Interest on the loan is receivable at a lower than market rate, due to the benefit of the supply agreement, and is compounded annually. The principal amount and accrued interest is to be repaid in full no later than seven years from the initial date of the loan. In the event that Barrick does not satisfy certain minimum monthly purchase commitments, Yokohama has the right to apply the dollar value of the purchase shortfall against the principal balance of the loan.

The loan was initially recorded at its fair value, based on an estimated market borrowing rate for a comparable loan without the related tire supply agreement. After initial recognition, the loan is recorded at amortized cost and interest income is recognized at an effective rate of 6%. We determined that the supply contract component of the agreement is an intangible asset with an initial fair value of $8 million. The intangible asset is amortized on a straight line basis over its useful life.

Equity Method Investment Continuity

	Highland	Atacama	Cerro Casale	Donlin Creek	Other	Total
At January 1, 2006	$131	$—	$—	$—	$7	$138
Purchases	—	123	—	—	1	124
Vend-in	71	—	—	—	—	71
Equity pick-up	(3)	—	—	—	(1)	(4)
Capitalized interest	—	1	—	—	—	1
Impairment charges	—	—	—	—	(2)	(2)
At January 1, 2007	199	124	—	—	5	328
Acquired under Arizona Star acquisition	—	—	732	—	—	732
Reclassifications	—	—	—	64	(4)	60
Equity pick-up	(30)	(14)	—	—	1	(43)
Capitalized interest	—	8	2	—	—	10
Impairment charges	—	—	—	—	(2)	(2)
At January 1, 2008	169	118	734	64	—	1,085
Purchases	1	—	41	—	—	42
Funding	—	62	1	27	9	99
Equity pick-up	5	(32)	(11)	(17)	(9)	(64)
Elimination of non-controlling interest and inter-company loans	—	—	8	—	—	8
Capitalized interest	—	9	42	4	—	55
Impairment charges	(140)	—	—	—	—	(140)
At December 31, 2008	$35	$157	$815	$78	$—	$1,085
Publicly traded	Yes	No	No	No

Accounting Policy for Equity Method Investments

Under the equity method, we record our equity share of the income or loss of equity investees each period. On acquisition of an equity investment, the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of equity investees is based on these fair values. For an investment in a company that represents a business, if the cost of any equity investment exceeds the total amount of the fair value of identifiable assets and liabilities, any excess is accounted for in a manner similar to goodwill, with the exception that an annual goodwill impairment test is not required. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount of each investment in a publicly traded equity investee is evaluated for impairment using the same method as an available-for-sale security.

Our investments in non-publicly traded equity investees are exploration and development projects; therefore, we assess if there has been a potential impairment triggering event for an other-than-temporary impairment by: testing the underlying assets of the equity investee for recoverability; and assessing if there has been a change in our mining plan or strategy for the project. If we determine underlying assets are recoverable and no other potential impairment conditions were identified, then our investment in the non-publicly traded equity investee is carried at cost. If the other underlying assets are not recoverable, we record an impairment charge equal to the difference between the carrying amount of the investee and its fair value. Where reliable information is available, we determine fair value based on the present value if cash flows are expected to be generated by the investee. Where reliable cash flow information is not available, we determine fair value using a market approach.

Highland Gold Mining Ltd. (“Highland”)

In 2006, we acquired 34.3 million common shares as part of a vend-in transaction. On closing of this transaction, the fair value of Highland common shares exceeded the carrying amount of assets exchanged by $76 million. We recorded this difference as a gain of $51 million in Other income and the balance of $25 million as a reduction in the carrying amount of our investment in Highland.

In 2007, Highland announced the issue of 130.1 million new shares for $400 million, decreasing our ownership stake in Highland to 20.4% . The equity was purchased by Millhouse LLC (“Millhouse”) in two tranches. On completion of the transactions, Millhouse was entitled to appoint 3 of 9 Directors to the Board and the CEO of Highland who will not serve on the Board. Our ability to appoint Directors has been reduced from 3 to 2. We continue to account for the investment using the equity method of accounting.

In 2008, we recorded an impairment charge of $140 million against the carrying value at December 31, 2008 of Highland following an other-than-temporary decline in the market value of its publicly traded shares.

Donlin Creek

In 2006, as part of the acquisition of Placer Dome, we acquired an interest in the Donlin Creek project. In 2007, we restructured our agreement with our joint venture partner and formed a limited liability company, Donlin Creek LLC, to advance the Donlin Creek project. We determined that we share joint control with NovaGold, and that Donlin Creek LLC is a VIE. Neither party is the primary beneficiary as we jointly share in the expected earnings or losses of the project. We use the equity method of accounting for our investment in Donlin Creek. The initial cost of our investment in Donlin Creek was $64 million and represents the cost basis of assets transferred into the limited liability company.

Our maximum exposure to loss in this entity is limited to the carrying amount of our investment in Donlin Creek, which totaled $78 million and accounts receivable from our partner totaling a further $56 million that are collateralized against NovaGold’s interest in the value of Donlin Creek as of December 31, 2008.

Atacama Copper Pty Limited (“Atacama Copper”)

In 2006, we acquired a 50% interest in Atacama Copper. The other 50% interest in Atacama Copper is owned by Antofagasta plc. Atacama Copper is responsible for advancing the Reko Diq project.

We determined that we share joint control with Antofagasta, and that Atacama is a VIE. Neither party is the primary beneficiary as we jointly share in the expected earnings or losses of the project. We use the equity method of accounting for our investment.

Our maximum exposure to loss in this entity is limited to our investment in Atacama, which totaled $157 million as of December 31, 2008, and amounts we will prospectively fund for Atacama’s interim exploration program.

Compañía Minera Casale (“Cerro Casale”)

During 2008, we completed our acquisition of Arizona Star for $732 million. Arizona Star has an interest in the entity that holds the Cerro Casale deposit. We determined that we share joint control with Kinross and that Cerro Casale is a VIE. Neither party is the primary beneficiary as we jointly share in the expected earnings or losses of the project. We use the equity method of accounting for Arizona Star’s investment in Cerro Casale. Our maximum exposure to loss in this entity is limited to our investment in Cerro Casale, which totaled $815 million as of December 31, 2008.

13 • Inventories

	Gold		Copper
At December 31	2008	2007	2008	2007
Raw materials
Ore in stockpiles	$825	$698	$41	$63
Ore on leach pads	161	149	189	81
Mine operating supplies	434	351	34	20
Work in process	188	109	8	5
Finished products
Gold doré/bullion	65	87	—	—
Copper cathode	—	—	13	9
Copper concentrate	—	—	18	16
Gold concentrate	21	40	—	—
	1,694	1,434	303	194
Non-current ore in stockpiles(1)	(595)	(414)	(93)	(85)
	$1,099	$1,020	$210	$109

(1)          Ore that we do not expect to process in the next 12 months is classified within other assets.

Accounting Policy for Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form, and sell at a profit. Ore is recorded as an asset that is classified within inventory as material is extracted from the open pit or underground mine. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold/copper. Gold/copper work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Gold and copper ore contained in stockpiles is measured by estimating the number of tons added and removed from the stockpile, and the associated estimate of gold and copper contained therein (based on assay data) and applying estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to ore stockpiles based on quantities of material stockpiled using current mining costs incurred up to the point of stockpiling the ore and including allocations of waste mining costs, overheads, depreciation, depletion and amortization relating to mining operations. As ore is processed, costs are removed based on recoverable quantities of gold and/or copper and each stockpile’s average cost per unit. Ore stockpiles are reduced by provisions required to reduce inventory to net realizable value.

We record gold in process, gold doré and gold in concentrate form at average cost, less provisions required to reduce inventory to market value. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period. Costs capitalized to in process and finished goods inventory include the cost of stockpiles processed; direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales and amortization expense based on the average cost per ounce of gold in inventory. Mine operating supplies are recorded at the lower of purchase cost and market value.

We record provisions to reduce inventory to net realizable value, to reflect changes in economic factors that impact inventory value or to reflect present intentions for the use of slow moving and obsolete supplies inventory.

For the years ended December 31	2008	2007	2006
Inventory impairment charges	$68	$13	$28

Ore on leach pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain, Ruby Hill and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, leach pads recover between 35% and 95% of the ounces or pounds placed on the pads.

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is frequently monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2008, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $439 per ounce and $1.07 per pound, respectively (2007: $287 per ounce of gold and $0.39 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2009 to 2024 and for copper ranging from 2014 to 2020. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles

At December 31	2008	2007	Year(1)
Gold
Goldstrike
Ore that requires roasting	$375	$320	2034
Ore that requires autoclaving	47	67	2010
Kalgoorlie	74	75	2020
Porgera	113	88	2022
Cowal	70	36	2020
Veladero	24	23	2024
Cortez	54	19	2012
Turquoise Ridge	12	15	2031
Other	56	55
Copper
Zaldívar	41	63	2021
	$866	$761

(1)          Year in which we expect to fully process the ore in stockpiles.

Purchase Commitments

At December 31, 2008, we had purchase obligations for supplies and consumables of approximately $1,164 million.

14 • Accounts Receivable and Other Current Assets

At December 31	2008	2007
Accounts receivable
Amounts due from concentrate sales	$8	$19
Amounts due from copper cathode sales	42	89
Other receivables	147	148
	$197	$256
Other current assets
Derivative assets (note 20c)	$817	$334
Goods and services taxes recoverable	153	161
Restricted cash	113	131
Prepaid expenses	47	40
Other	39	41
	$1,169	$707

15 • Property, Plant and Equipment

		Exploration
	Assets	properties,
	subject to	capital projects	Construction	Accumulated
	amortization(1),(2)	and VBPP	in progress(3)	amortization	Total
At January 1, 2007	$13,410	$1,494	$404	$(6,919)	$8,389
Additions/disposals	778	84	—	20	882
Acquisitions	145	135	—	—	280
Capitalized interest	16	97	—	—	113
Amortization	—	—	—	(1,004)	(1,004)
Reclassification(4)	—	(66)	—	—	(66)
Transfers between categories(5)	189	(198)	—	—	(9)
At January 1, 2008	$14,538	$1,546	$404	$(7,903)	$8,585
Additions/disposals	611	756	626	(155)	1,838
Acquisitions	1,609	409	—	—	2,018
Capitalized interest	57	110	—	—	167
Amortization	—	—	—	(990)	(990)
Impairments	(71)	—	—	—	(71)
Transfers between categories(5)	481	(209)	(272)	—	—
At December 31, 2008	$17,225	$2,612	$758	$(9,048)	$11,547

(1)	Represents capitalized reserve acquisition and development costs and buildings, plant and equipment.
(2)	Includes assets under capital leases, leach pads and tailings dams.
(3)

Includes construction in process for tangible assets at operating mines and deposits on long lead items. Once the asset is available for use, it is transferred to Buildings, plant and equipment and amortized over its estimated useful life.

(4)	Represents the reclassification of Donlin Creek to equity investments.
(5)

Includes construction in process that is transferred to Buildings, plant and equipment as the asset is available for use and Value beyond proven and probable reserves (“VBPP”) that is transferred to capitalized reserve acquisition and development costs, once mineralized material is converted into proven and probable reserves.

a) Accounting Policy for Property, Plant and Equipment

Capitalized Reserve Acquisition Costs

We capitalize the cost of acquisition of land and mineral rights. On acquiring a mineral or petroleum and natural gas property, we estimate the fair value of proven and probable reserves, and we record these amounts as assets at the date of acquisition. When production begins, capitalized reserve acquisition costs are amortized using the “units-of-production” method, whereby the numerator is the number of ounces of gold/pounds of copper/barrels of oil equivalent (boe) produced and the denominator is the estimated recoverable ounces of gold/pounds of copper/boe contained in proven and probable reserves.

Capitalized Development Costs

Capitalized development costs include the costs of removing overburden and waste materials at our open pit mining operations prior to the commencement of production; costs incurred to access reserves at our underground mining operations; drilling and related costs incurred that meet the definition of an asset (refer to note 7 for capitalization criteria for drilling and related costs), and qualifying development costs incurred at our petroleum and natural gas properties.

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs”. Pre-stripping costs are capitalized during the development of an open pit mine. Where a mine operates several open pits that utilize common processing facilities, we capitalize the pre-stripping costs associated with each pit. The production phase of an open pit mine commences when saleable materials, beyond a de minimus amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized as a component of cost of sales in the same period as the revenue from the sale of inventory. Capitalized pre-stripping costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold/pounds of copper in the associated open pit.

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, which could in some cases be up to 25 years. These underground development costs are capitalized as incurred. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are amortized using the units-of-production method, whereby the denominator is estimated recoverable ounces of gold/pounds of copper contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold/pounds of copper contained in total accessible proven and probable reserves.

For our petroleum and natural gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures which are either general in nature or related to an unsuccessful drilling program are written off. Only costs which relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs and amortized using the units-of-production method, whereby the denominator is the estimated recoverable amount of boe.

Buildings, Plant and Equipment

We record buildings, plant and equipment at cost, which includes all expenditures incurred to prepare an asset for its intended use. Cost includes the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. In addition, if the cost of an asset acquired other than through a business combination is different from its tax basis on acquisition, the cost is adjusted to reflect the related future income tax consequences.

We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and expensed as incurred. We amortize the capitalized cost of assets less any estimated residual value, using the straight line method over the estimated useful economic life of the asset based on their expected use in our business. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years. Depreciation of oil and gas plants and related facilities is calculated using the units-of-production method.

In the normal course of our business, we have entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, we record an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of our capital leasing arrangements, there is transfer of ownership of the leased assets to us at the end of the lease term and therefore we amortize these assets on a basis consistent with our other owned assets.

Exploration Properties and Capital Projects

The amounts capitalized to exploration and development projects comprise the cost of mineral interests acquired either as individual asset purchases or as part of a business combination. The value of such assets is primarily driven by the nature and amount of mineralized material contained in such properties. Exploration and development stage mineral interests represent interests in properties that contain proven and probable reserves or are believed to potentially contain mineralized material consisting of (i) other mineralized material such as measured, indicated and inferred material within pits; (ii) other mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material greenfield exploration potential; (v) any acquired right to explore or extract a potential mineral deposit. Amounts capitalized to capital projects include costs associated with the construction of tangible assets, such as processing plants, permanent housing facilities and other tangible infrastructure associated with the project.

Value Beyond Proven and Probable Reserves (“VBPP”)

On acquisition of mineral property, we prepare an estimate of the fair value of the resources and exploration potential of that property and record this amount as an asset (“VBPP”) as at the date of acquisition. At the time mineralized material is converted into proven and probable reserves, we classify any associated VBPP, which is not subject to amortization, as a component of amounts allocated to proven and probable reserves, which are subject to amortization. As part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. The change in reserves, net of production is, among other things, used to determine the amount to be converted from VBPP to proven and probable reserves. For the year ended December 31, 2008, we transferred $178 million of VBPP to proven and probable reserves (2007: $54 million). In 2008, we added $381 million to VBPP on acquiring the additional 40% of Cortez, based on the preliminary purchase price allocation.

Exploration Properties, Capital Projects and VBPP

	Carrying amount	Carrying amount
	at December 31,	at December 31,
	2008	2007
Exploration projects and other land positions PNG land positions	$171	$135
Value beyond proven and probable reserves at producing mines	525	322
Capital projects
Pascua-Lama	777	609
Pueblo Viejo	439	140
Sedibelo	123	81
Buzwagi	495	224
Punta Colorado Wind Farm	82	35
	$2,612	$1,546

Capitalized Interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to exploration properties and capital projects prior to when production begins while exploration, development or construction activities are in progress. We also capitalize interest costs on the cost of certain equity method investments, wherein the only significant assets are exploration properties or capital projects, and while exploration, development or construction activities are in progress.

Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, including the transfer of amounts allocated to VBPP to proven and probable reserves subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment. The effect of changes in reserve estimates and transfers of VBPP amounts to proven and probable reserves subject to amortization on amortization expense for 2008 was a decrease of $52 million (2007: $31 million increase; 2006: $75 million decrease).

b) Amortization and Accretion

	2008	2007	2006
Amortization	$990	$1,004	$735
Accretion (note 22)	43	50	39
	$1,033	$1,054	$774

c) Impairment Evaluations

Producing Mines, Capital Projects and Petroleum & Natural Gas Properties

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines, capital projects and petroleum and natural gas properties, the individual mine/project/property is included in a single group for impairment testing purposes. If there are indications that impairment may have occurred at a particular mine site/capital project/petroleum and natural gas property, we compare the sum of the undiscounted cash flows expected to be generated from that mine site/capital project/petroleum and natural gas property to its carrying amount, including goodwill. If the sum of undiscounted cash flows is less than the carrying amount, an impairment loss is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair values.

Long-lived assets subject to potential impairment at mine sites/capital projects/petroleum and natural gas properties include buildings, plant and equipment, and capitalized reserve acquisition and development costs and VBPP. For impairment assessment purposes, the estimated fair value of buildings, plant and equipment is based on a combination of current depreciated replacement cost and current market value. The estimated fair value of capitalized reserve acquisition, development costs and VBPP is determined using an income approach which measures the present value of the related cash flows expected to be derived from the asset.

As at December 31, 2008, we decreased our long-term gold and copper price assumptions, which we determined was, in combination with an overall downturn in the economy, a triggering event to test the long-lived assets at all of our mines/projects/properties for impairment. As a result we identified our Marigold gold mine in North America, our Henty and Kanowna gold mines, and Osborne copper mine in Australia as being potentially impaired. Consequently, we compared the estimated fair value of the individual long-lived assets to their carrying amount and noted impairments of: Marigold $12 million and Osborne $57 million; and no impairments at Kanowna or Henty.

Exploration Projects

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we determine that a potential impairment condition may exist, we compare the sum of the undiscounted cash flows expected to be generated from the project to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment charge is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair value. For projects that do not have reliable cash flow projections, a market approach is applied. We are continuing with our current exploration projects as planned and have not noted any indications of impairment.

d) Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $552 million at December 31, 2008 for construction activities at our capital projects.

e) Insurance

We purchase insurance coverage for certain insurable losses, subject to varying deductibles, at our mineral properties including losses such as property damage and business interruption. We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is probable and the amount receivable is fixed or determinable.

Insurance Proceeds

	2008	2007	2006
Cost of sales	$30	$16	$—
Other income	2	—	—
Discontinued operations	—	21	12
	$32	$37	$12

16 • Intangible Assets

	2008			2007
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
For the years ended December 31	amount	amortization	amount	amount	amortization	amount
Water rights(1)	$48	$—	$48	$28	$—	$28
Technology(2)	17	—	17	17	—	17
Supply contracts(3)	23	21	2	23	15	8
Royalties(4)	—	—	—	17	2	15
Supply agreement(5)	8	—	8	—	—	—
	$96	$21	$75	$85	$17	$68
Aggregate period amortization expense	$—	$6	$—	$—	$7	$—

For the years ended December 31	2009	2010	2011	2012	2013
Estimated aggregate amortization expense	$3	$1	$1	$1	$1

(1)	Water rights in South America ($38 million) and Africa ($10 million) are subject to annual impairment testing and will be amortized when used in the future.
(2)	The amount will be amortized using the units-of-production method over the estimated proven and probable reserves of the Pueblo Viejo mine, with no assumed residual value.
(3)	Supply contracts are being amortized over the weighted average contract lives of 4–10 years, with no assumed residual value.
(4)

In 2008, we sold the Mulatos royalty as part of the sale of non-core royalties to Royal Gold (note 3G). The Mulatos royalty had a carrying value of $15 million, net of accumulated amortization of $2 million.

(5)	The supply agreement with Yokohama Rubber Company to secure a supply of tires will be amortized evenly over the 120-month term of the agreement.

Accounting Policy for Intangible Assets

Intangible assets acquired as part of an acquisition of a business are recognized separately from goodwill if the asset is separable or arises from contractual or legal rights. Intangible assets are also recognized when acquired individually or with a group of other assets.

Intangible assets are initially recorded at their estimated fair value. Intangible assets with a finite life are amortized over their useful economic lives on a straight line or units-of-production basis, as appropriate. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are reviewed annually for impairment.

17 • Goodwill

		Gold			Copper		Other
	North		South			South	Barrick
	America	Australia	America	Africa	Australia	America	Energy	Total
Opening balance, January 1, 2007	$2,423	$1,811	$441	$373	$64	$743	$—	$5,855
Additions(1)	—	34	—	—	—	—	—	34
Impairments(2)	(42)	—	—	—	—	—	—	(42)
Closing balance, December 31, 2007	$2,381	$1,845	$441	$373	$64	$743	$—	$5,847
Additions(3)	23	—	—	—	—	—	96	119
Other(4)	—	—	—	—	—	—	(8)	(8)
Impairments(5)	(8)	(302)	—	(216)	(64)	—	(88)	(678)
Closing balance, December 31, 2008	$2,396	$1,543	$441	$157	$—	$743	$—	$5,280

(1)	Represents goodwill acquired as a result of the acquisition of an additional 20% interest in Porgera. This goodwill is expected to be deductible for income tax purposes (note 3d).
(2)

Impairment charges recorded in 2007 related to the Golden Sunlight ($35 million) and Eskay Creek ($7 million) mines, as a result of our annual goodwill impairment test. The goodwill impairment charges are primarily due to the short remaining lives of these mines.

(3)

Represents goodwill acquired as a result of the acquisitions of an additional 40% interest in Cortez ($20 million), an additional 40% interest in Storm ($3 million) and Barrick Energy ($96 million). See note 3.

(4)	Represents the impact of foreign exchange rate changes on the translation of Barrick Energy from CAD$to US$.
(5)	Impairment charges recorded in 2008 related to Kanowna ($272 million), North Mara ($216 million), Barrick Energy ($88 million), Osborne ($64 million), Henty ($30 million) and Marigold ($8 million).

Accounting Policy for Goodwill and Goodwill Impairment

Under the purchase method, the costs of business acquisitions are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of purchase cost over the net fair value of identified tangible and intangible assets and liabilities acquired represents goodwill that is allocated to reporting units. We believe that goodwill arises principally because of the following factors: 1) The going concern value implicit in our ability to sustain and/or grow our business by increasing reserves and resources through new discoveries; 2) The ability to capture unique synergies that can be realized from managing a portfolio of both acquired and existing mines and mineral properties in our regional business units; and 3) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

Each individual mineral property that is an operating mine is a reporting unit for goodwill impairment testing purposes. On an annual basis, as at October 1, and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit has been reduced below its carrying amount, we evaluate the carrying amount of goodwill for potential impairment. In 2008, we determined that due to volatile economic conditions it was appropriate to reassess the carrying amount of goodwill for potential impairment as at December 31.

There is no active market for our reporting units. Consequently, when assessing a reporting unit for potential goodwill impairment, we use an income approach (being the net present value of expected future cash flows or net asset value (“NAV”) of the relevant reporting unit) to determine the fair value we could receive for the reporting unit in an arm’s length transaction at the measurement date. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes. Estimates of expected future cash flow reflect estimates of projected future revenues, cash costs of production and capital expenditures contained in our long-term life of mine (“LOM”) plans, which are updated for each reporting unit in the fourth quarter of each fiscal year.

Our LOM plans are based on detailed research, analysis and modeling to optimize the internal rate of return generated from each reporting unit. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries and capacities of available extraction, haulage and processing equipment. Therefore, the LOM plan is the appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures.

Projected future revenues reflect the forecasted future production levels at each of our reporting units as detailed in our LOM plans. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology we use to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets, and is therefore consistent with the provisions of EITF 04-3, Mining Assets: Impairment and Business Combinations.

Projected future revenues also reflect our estimated long-term metals prices, which are determined based on current prices, an analysis of the expected total production costs of the producers and forward pricing curves of the particular metal and forecasts of expected long-term metals prices prepared by analysts. These estimates often differ from current price levels, but our methodology is consistent with how a market participant would assess future long-term metals prices. In 2008, we have used an estimated future gold price of $850 per ounce (2007: $800), and estimated year one and long-term copper prices of $1.50 and $2.00 per pound, respectively (2007: $3.25 year one and $2.00 long-term).

Our estimates of future cash costs of production and capital expenditures are based on the LOM plans for each reporting unit. Costs incurred in currencies other than the US dollar are translated to US dollars using expected long-term exchange rates based on the relevant forward pricing curve. Oil prices are a significant component, both direct and indirect, of our expected cash costs of production. We have used an estimated average oil price of $75 per barrel, which is based on the spot price, forward pricing curve, and long-term oil price forecasts prepared by analysts.

The discount rate applied to present value the net future cash flows is based upon our real weighted average cost of capital with an appropriate adjustment for the remaining life of a mine and risks associated with the relevant cash flows based on the geographic location of the reporting unit. These risk adjustments were based on observed historical country risk premiums and the average credit default swap spreads for the period. In 2008, we used the following real discount rates for our gold mines: United States 2.68%–4.03% (2007: 3.97%); Canada 3.29% (2007: 4.54%); Australia 3.66%–4.29% (2007: 4.98%); Argentina 13.74% (2007: 9.18%); Tanzania 8.77%–9.84% (2007: 7.01%); Papua New Guinea 9.84% (2007: 7.86%); and Peru 6.33%–6.96% (2007: 5.4%). For our copper mines, we used the following real discount rates in 2008: Australia 6.95% (2007: 8.64%); and Chile 8.83% (2007: 8.36%). The increase in discount rates compared to the prior year primarily reflects higher equity premiums over the risk-free borrowing rate, and an increase in country risk premiums due to rising credit spreads and increased political risk in certain jurisdictions.

For our gold reporting units, we apply a market multiple to the NAV computed using the present value of future cash flows approach in order to assess their estimated fair value. Gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of an operating gold mine. For each reporting unit, the selection of an appropriate NAV multiple to apply considers the change in our total Enterprise value from October 1, 2007 and compares this to companies within each region.

To assess the NAV multiple on comparable companies, we considered the following:

•        Target prices per Analyst Reports;

•        Trading prices on the date of Analyst Reports; and

•        Trading prices on October 1, 2008.

The selected multiple for a particular reporting unit considers its remaining economic life. For reporting units with operating lives of five years or less, we selected multiples on the lower end of the observed multiples range. Reporting units with operating lives of twenty years or greater were given multiples on the higher end of the observed multiples. In 2008, we have used the following multiples in our assessment of the fair value of our gold reporting units: North America 1.0–2.1 (2007: 1.0–2.0); Australia 1.0–1.6 (2007: 1.5–2.1); South America 1.0–1.4 (2007: 1.2–1.7); and Africa 1.0–1.6 (2007: 1.3–2.0).

We determined the fair value of our Barrick Energy reporting unit based on observed trading multiples relating to boe production per day and proven and probable reserves of boe.

In 2008, we recorded a goodwill impairment charge of $30 million at our Henty gold mine in Australia, primarily as a result of its short remaining mine life. We recorded a $64 million goodwill impairment at our Osborne copper mine in Australia due to a decline in our price assumption, which resulted in a reduction in estimated production levels and remaining mine life. We recorded a goodwill impairment of $272 million at our Kanowna gold mine in Australia and $216 million at our North Mara gold mine in Africa, primarily due to the overall decline in trading multiples of gold mining companies and higher discount factors; and $8 million at our Marigold mine in North America, primarily due to an increase in costs. We also recorded a goodwill impairment charge of $88 million for Barrick Energy due to the significant decline in oil prices since its acquisition date.

18 • Other Assets

At December 31	2008	2007
Non-current ore in stockpiles (note 13)	$688	$499
Derivative assets (note 20c)	15	220
Goods and services taxes recoverable	117	54
Debt issue costs	29	27
Deferred share-based compensation (note 27b)	84	75
Notes receivable	96	97
Deposits receivable	45	147
Other	59	84
	$1,133	$1,203

Debt Issue Costs

In 2008, an addition of $11 million of debt issue costs arose on the issuance of $1,250 million in debentures. In 2007, no new debt financings were put into place and there were no additions to debt issue costs.

Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation, and classified as a component of interest cost (see note 20b).

19 • Other Current Liabilities

At December 31	2008	2007
Asset retirement obligations (note 22)	$93	$74
Derivative liabilities (note 20c)	440	100
Post-retirement benefits (note 28)	10	11
Deferred revenue	15	23
Income taxes payable (note 9)	48	38
Other	62	9
	$668	$255

20 • Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these financial statements as follows: accounts receivable – note 14; investments – note 12; restricted share units – note 27b.

a) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.

At December 31	2008	2007
Cash deposits	$426	$1,239
Term deposits	107	114
Treasury bills	203	852
Money market investments	701	2
	$1,437	$2,207

b) Long-Term Debt(1)

	2008					2007				2006
	At Dec. 31	Proceeds	Repayments	Amortization(2)	Assumed on acquisition of Barrick Energy	At Dec. 31	Proceeds	Repayments	Amortization(2)	At Dec. 31	Proceeds	Repayments	Amortization(2)	Assumed on acquisition of Placer Dome
Fixed rate notes	$1,250	$1,250	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
5.80%/4.875% notes	747	—	—	(2)	—	745	—	—	—	745	—	—	—	—
Copper-linked notes	190	—	325	—	—	515	—	393	—	908	995	87	—	—
US dollar notes	805	325	—	—	—	480	393	—	—	87	87	—	—	—
Senior convertible debentures	289	—	—	4	—	293	—	—	3	296	—	—	4	300
Project financing	115	—	99	—	—	214	—	91	—	305	13	64	—	—
Capital leases	70	6	21	—	—	85	15	24	—	94	7	16	—	6
Other debt obligations(3)	977	152	150	5	57	923		101	—	1,024	50	—	6	867
7.50% debentures(4)	—	—	—	—	—	—	—	500	—	498	—	—	—	—
Series B Preferred Securities	—	—	—	—	—	—	—	—	—	—	—	77	2	79
First credit facility(5)	—	990	990	—	—	—	—	—	—	—	1,000	1,000	—	—
	4,443	2,723	1,585	7	57	3,255	408	1,109	3	3,957	2,152	1,244	12	1,252
Less: current portion	(93)	—	—	—	—	(102)	—	—	—	(713)	—	—	—	—
	$4,350	$2,723	$1,585	$7	$57	$3,153	$408	$1,109	$3	$3,244	$2,152	$1,244	$12	$1,252
Short-term debt
Demand financing facility	113	—	18	—	—	131	—	19	—	150	—	—	—	150
Second credit facility(6)	—	—	—	—	—	—	—	—	—	—	37	337	—	300
	$113	$—	$18	$—	$—	$131	$—	$19	$—	$150	$37	$337	$—	$450

(1)

The agreements which govern our long-term debt each contain various provisions which are not summarized herein. In certain cases, these provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

(2)	Amortization of debt discount/premium.
(3)

The obligations have an aggregate principal amount of $977 million, of which $163 million is subject to floating interest rates and $814 million is subject to fixed interest rates ranging from 4.75% to 8.05%. The obligations mature at various times between 2009 and 2035.

(4)	During second quarter 2007, we repaid the $500 million 7.5% debentures from existing cash balances and proceeds from the sale of investments.
(5)

We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. We increased the limit of this facility from $1 billion in August 2006. $200 million matures in 2012 and the remaining $1.3 billion matures in 2013.

(6)	During third quarter 2006, we terminated a second credit facility which consisted of unused bank lines of credit of $850 million with an international consortium of banks.

Fixed Rate Notes

In September, 2008, we issued an aggregate of $1,250 million of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5% (collectively the “Notes”). The LLCs used the proceeds to provide loans to us. We provide sufficient funds to the LLCs to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments and will provide an unconditional and irrevocable guarantee for any additional securities issued by these entities where the conditions of issuance require a guarantee to be issued, which will rank equally with our other unsecured and unsubordinated obligations.

We used these proceeds to repay the $990 million we drew down in first quarter 2008, which was used to partially fund our acquisition of the 40% interest in Cortez. The amounts were drawn down using our existing $1.5 billion credit facility.

Copper-Linked Notes/US Dollar Notes

In October 2006, we issued $1,000 million of Copper-Linked Notes. During the first three years, the full $1,000 million obligation of these notes is to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper. At December 31, 2008, 53 million pounds of copper remained to be delivered. Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we will reborrow $1,000 million. Over the next year, the total amount outstanding under these notes will continue to be $1,000 million, with a portion repayable in a copper-linked equivalent and a portion repayable in a fixed amount of US dollars at the maturity of the notes (2016 and 2036). As the copper-linked equivalent is repaid, the fixed US dollar obligation will increase. After 2009, only the fixed US dollar obligation will remain. The accounting principles applicable to these Copper-Linked Notes require separate accounting for the future delivery of copper (a fixed-price forward sales contract that meets the definition of a derivative that must be separately accounted for) and for the underlying bond (see note 20c). $400 million of US dollar notes with a coupon of 5.75% mature in 2016 and $600 million of US dollar notes with a coupon of 6.35% mature in 2036.

Senior Convertible Debentures

The convertible senior debentures (the “Securities”) mature in 2023 and had an aggregate principal amount of $289 million outstanding as at the end of 2008. Holders of the Securities may, upon the occurrence of certain circumstances and within specified time periods, convert their Securities into common shares of Barrick. These circumstances are: if the closing price of our common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter; if certain credit ratings assigned to the Securities fall below specified levels or if the Securities cease to be rated by specified rating agencies or such ratings are suspended or withdrawn; if for each of five consecutive trading days, the trading price per $1,000 principal amount of the Securities was less than 98% of the product of the closing price of our common shares and the then current conversion rate; if the Securities have been called for redemption provided that only such Securities called for redemption may be converted and upon the occurrence of specified corporate transactions. On December 31, 2008, the conversion rate per each $1,000 principal amount of Securities was 40.3766 common shares and the effective conversion price was $24.77 per common share. The conversion rate is subject to adjustment in certain circumstances. As such, the effective conversion price may also change.

The Securities were convertible from October 1, 2007 through December 31, 2008. During the period January 1, 2008 to December 31, 2008, $29 thousand principal amount of Securities was converted for 1,156 common shares of Barrick. If all the Securities had been converted and settlement occurred on December 31, 2008, we would have issued approximately 9.3 million common shares with an aggregate fair value of approximately $341.5 million based on our closing share price on December 31, 2008. The Securities are also convertible from January 1, 2009 through March 31, 2009.

We may redeem the Securities at any time on or after October 20, 2010 and prior to maturity, in whole or in part, at a prescribed redemption price that varies depending upon the date of redemption from 100.825% to 100% of the principal amount, plus accrued and unpaid interest. The maximum amount we could be required to pay to redeem the securities is $232 million plus accrued interest. Holders of the Securities can require the repurchase of the Securities for 100% of their principal amount, plus accrued and unpaid interest, on October 15, 2013 and October 15, 2018.

In addition, if specified designated events occur prior to maturity of the Securities, we will be required to offer to purchase all outstanding Securities at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. For accounting purposes the Securities are classified as a “conventional convertible debenture” and the conversion feature has not been bifurcated from the host instrument.

Project Financing

One of our wholly-owned subsidiaries, Minera Argentina Gold S.A. in Argentina, had a limited recourse amortizing loan of $115 million outstanding at December 31, 2008, the majority of which has a variable interest rate. We have guaranteed the loan until completion occurs, after which it will become non-recourse to the parent company. As at December 31, 2008, completion as defined in the loan agreement has not occurred. The loan is insured for political risks by branches of the Canadian and German governments.

Series B Preferred Securities

On December 18, 2006, we redeemed all of the outstanding 8.5% Series B Preferred Securities due December 31, 2045 for total cash of $80 million. The redemption price was comprised of the outstanding principal amount of $77 million plus accrued and unpaid interest to December 17, 2006 of $3 million.

Demand Financing Facility

We have a demand financing facility that permits borrowings of up to $150 million. The terms of the facility require us to maintain cash on deposit with the lender as a compensating balance equal to the amount outstanding under the facility, which is restricted as to use. The net effective interest rate is 0.4% per annum. At December 31, 2008, $113 million had been drawn on the facility and an equal amount had been placed on deposit that is included in restricted cash within other current assets (see note 14).

	For the years ended December 31
	2008		2007		2006
Interest	Interest cost	Effective rate(1)	Interest cost	Effective rate(1)	Interest cost	Effective rate(1)
Fixed rate debentures	$26	7.0%	$—	—	$—	—
5.80%/4.875% notes	42	5.7%	41	5.6%	41	5.5%
Copper-linked notes/US dollar notes	62	6.2%	63	6.2%	13	5.8%
Senior convertible debentures	4	1.5%	2	0.8%	6	2.0%
Project financing	19	11.0%	26	9.1%	31	8.8%
Capital leases	4	5.0%	6	7.7%	6	6.7%
Other debt obligations	50	5.3%	60	6.1%	53	5.4%
7.50% debentures	—	—	16	9.9%	49	9.8%
Series B Preferred Securities	—	—	—	—	3	4.4%
First credit facility	17	3.3%	1	—	29	7.4%
Demand financing facility	11	8.9%	13	8.9%	12	8.8%
Second credit facility	—	—	—	—	6	5.0%
Other interest	8		9		2
	243		237		251
Less: interest allocated to discontinued operations	—		—		(23)
Less: interest capitalized	(222)		(124)		(102)
	$21		$113		$126
Cash interest paid	$213		$236		$211
Amortization of debt issue costs	7		9		12
Amortization of premium	(7)		(3)		(12)
Losses on interest rate hedges	1		4		12
Increase (decrease) in interest accruals	29		(9)		28
Interest cost	$243		$237		$251

(1)

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

Scheduled Debt Repayments

	2009	2010	2011	2012	2013 and thereafter
Fixed rate debentures	$—	$—	$—	$—	$1,250
5.80%/4.875% notes	—	—	—	—	750
Project financing	52	30	10	23	—
US dollar notes	—	—	—	—	1,000
Other debt obligations	16	—	—	107	794
Senior convertible debentures	—	—	—	—	230
	$68	$30	$10	$130	$4,024
Minimum annual payments under capital leases	$25	$21	$9	$4	$5

c) Use of Derivative Instruments (“Derivatives”) in Risk Management

In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including, but not limited to:

Item		Impacted by
•	Sales	•	Prices of gold and copper
•	Cost of sales
	• Consumption of diesel fuel, propane and natural gas	•	Prices of diesel fuel, propane and natural gas
	• Non-US dollar expenditures	•	Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
	• By-product credits	•	Prices of silver and copper
•	Corporate administration, exploration and business development costs	•	Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
•	Capital expenditures
	• Non-US dollar capital expenditures	•	Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR and PGK
	• Consumption of steel	•	Price of steel
•	Interest earned on cash	•	US dollar interest rates
•	Fair value of fixed-rate debt	•	US dollar interest rates

Under our risk management policy, we seek to mitigate the impact of these risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

The primary objective of the hedging elements of our derivative instrument positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Many of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.

Summary of Derivatives at December 31, 2008(1)

	Notional amount by term to maturity				Accounting classification by notional amount
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Fair value hedge	Non- hedge	Fair value (USD)
US dollar interest rate contracts
Net pay-fixed swap positions (millions)	$—	$(75)	$—	$(75)	$—	$—	$(75)	$(8)
Currency contracts
C$:US$ contracts (C$millions)	259	17	—	276	286	—	(10)	$(31)
A$:US$ contracts (A$millions)	1,558	2,456	713	4,727	4,709	—	18	$(464)
CLP:US$ contracts (CLP billions)	52,023	—	—	52,023	52,023	—	—	$(7)
JPY:US$ contracts (JPY millions)	900	—	—	900	900	—	—	$1
ZAR:US$ contracts (ZAR millions)	—	—	—	—	—	—	—	$1
PGK:US$ contracts (PGK millions)	45	—	—	45	—	—	45	$(1)
Commodity contracts
Copper call option spread contracts (millions of pounds)	53	—	—	53	—	—	53
								$—
Copper sold forward contracts (millions of pounds)	74	—	—	74	74	—	—	$123
Copper collar sell contracts (millions of pounds)	327	—	—	327	129	—	198	$585
Copper collar buy contracts (millions of pounds)	(198)	—	—	(198)	—	—	(198)	$(54)
Diesel contracts (thousands of barrels)(2)	2,104	1,940	1,030	5,074	4,876	—	198	$(147)
Propane contracts (thousands of gallons)	30,000	—	—	30,000	30,000	—	—	$(38)
Steel contracts (metric tonnes)	3,000	—	—	3,000	—	—	3,000	$(3)

(1)	Excludes gold and silver sales contracts (see notes 5 and 6); refer to note 21 for further information on fair value measurements.
(2)

Diesel commodity contracts represent a combination of WTI, WTB, MOPS and JET hedge contracts and diesel price contracts based on the price of WTI, WTB, MOPS, and JET, respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel.

Fair Values of Derivative Instruments at December 31

	Asset Derivatives		Liability Derivatives
At December 31	2008	2007	2008	2007
Derivatives classified as hedging instruments for accounting purposes
Currency contracts	22	302	(526)	(43)
Commodity contracts	402	144	(205)	(31)
Total derivatives classified as hedging instruments for accounting purposes	424	446	(731)	(74)
Derivatives not classified as hedging instruments for accounting purposes	—	—
US dollar interest rate contracts			(8)	(10)
Currency contracts	4	13	(1)	(30)
Commodity contracts	404	95	(135)	(51)
Total derivatives not classified as hedging instruments for accounting purposes	408	108	(144)	(91)
Total derivatives	832	554	(875)	(165)

US Dollar Interest Rate Contracts

Cash Flow Hedges

During the third quarter of 2008, we added $500 million of pay-fixed interest rate swaps that were designated as hedges against the movement of interest rates for an anticipated fixed-rate debt issuance. We issued the debt in September and subsequently closed out the swaps at a cost of $18 million. This hedge loss remains as a component of OCI and will be amortized as a component of interest expense over the 10-year term of the debt.

Non-hedge Contracts

We have a net US dollar pay-fixed interest rate swap position outstanding that was used to economically hedge the US dollar interest rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.

Currency Contracts

Cash Flow Hedges

Currency contracts have been designated against forecasted non-US dollar denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$286 million, A$4,653 million and CLP52,023 million portions of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining A$56 million prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings; for expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

Non-hedge Contracts

Non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the criterion in FAS 133. Changes in the fair value of non-hedge currency contracts are recorded in current period cost of sales, corporate administration, other income, other expense or income tax expense according to the intention of the hedging instrument.

Commodity Contracts

Cash Flow Hedges

Diesel Fuel/Propane

Commodity contracts have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next five years. Hedged items are identified as the first stated quantity in thousands of barrels of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

Non-hedge Contracts

Non-hedge fuel contracts are used to mitigate the risk of price changes on fuel consumption at various sites. On completion of regression analysis, we concluded that contracts totaling 198 thousand barrels of fuel do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between derivative contract prices and the prices charged to the sites by oil suppliers. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in fuel prices. Changes in the fair value of non-hedge fuel contracts are recorded in current period cost of sales.

Cash Flow Hedges

Copper

The copper-linked notes contain an embedded fixed-price forward copper sales contract that meets the definition of a derivative and must be separately accounted for. At December 31, 2008, 53 million pounds of embedded fixed-price forward copper sales contracts were outstanding at a price of $3.08/lb. The resulting copper derivative has been designated against future copper cathode at the Zaldívar mine as a cash flow hedge of the variability in market prices of those future sales.

In addition to the embedded fixed-price forward copper sales contracts outstanding, there are 21 million pounds of copper forwards outstanding at an average price of $3.05/lb hedging future sales at Zaldívar.

Copper collar contracts totaling 129 million pounds have also been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with average strike prices of $3.00/lb and $3.80/lb respectively.

Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

Non-hedge Contracts

We have purchased and sold call options on copper that, when combined with the aforementioned embedded fixed-price forward copper sales contracts, economically lock in copper sales prices between $3.08/lb and $3.58/lb. At December 31, 2008, the notional amount of these options outstanding was 53 million pounds.

During 2008 we de-designated collar sell contracts for 153 million pounds and crystallized $213 million of gains in OCI, of which $192 million remains at year-end. These hedges were originally designated against future copper production at our Zaldívar and Osborne mines. The exposure is still expected to occur and therefore amounts crystallized in OCI will be recorded in copper revenue when the originally designated sales occur. We continue to hold these collar contracts as non-hedge contracts. When combined with existing non-hedge collar sell contracts, 198 million pounds of collar sell contracts were outstanding at December 31, 2008. The contracts contain purchased put and sold call options with an average strike of $3.09/lb and $3.88/lb, respectively.

During 2008 we entered into collar buy contracts for 198 million pounds to economically lock in the gains on the de-designated and existing non-hedge contracts. The contracts contain sold put and purchased call options with average strike prices of $1.57/lb and $2.01/lb, respectively.

These contracts do not meet the “highly effective” criterion for hedge accounting under FAS 133. Changes in the fair value of these copper options are recorded in current period revenue.

Non-hedge Gains (Losses)

For the years ended December 31	2008	2007	2006	Income statement classification
Commodity contracts
Copper	$67	$48	$(14)	Revenue
Gold	19	(8)	7	Revenue
Silver	—	—	(5)	Cost of sales
Fuel	(30)	7	1	Cost of sales
Steel	(3)	—	—	Project expense
Currency contracts	(8)	(7)	—	Cost of sales/corporate administration/ other income/expense/ income tax expense
Interest rate contracts	(4)	(2)	8	Interest income/expense
Share purchase warrants	—	(1)	—	Other income/expense
	41	37	(3)
Hedge ineffectiveness	—	4	3	Various
	$41	$41	$—

Derivative Assets and Liabilities

	2008	2007
At January 1	$389	$178
Derivatives cash (inflow) outflow
Operating activities	(147)	(309)
Investing activities		23
Financing activities	23	197
Change in fair value of:
Non-hedge derivatives	(1)	33
Cash flow hedges
Effective portion	(301)	257
Ineffective portion	(6)	9
Share purchase warrants	—	(1)
Fair value hedges	—	2
At December 31	$(43)	$389
Classification:
Other current assets	$817	$334
Other assets	15	220
Other current liabilities	(440)	(100)
Other long-term obligations	(435)	(65)
	$(43)	$389

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/ silver	Copper	Fuel	Operating costs	Administration costs	Capital expenditures	Cash balances	Long-term debt	Total
At December 31, 2005	$—	$—	$38	$102	$30	$39	$(2)	$(18)	$189
Effective portion of change in fair value of hedging instruments	(148)	29	(1)	137	(2)	4	(2)	—	17
Transfers to earnings:
On recording hedged items in earnings	165	28	(16)	(84)	(14)	(4(1)	1	1	77
At December 31, 2006	$17	$57	$21	$155	$14	$39	$(3)	$(17)	$283
Effective portion of change in fair value of hedging instruments	—	(75)	87	249	32	(35)	—	(1)	257
Transfers to earnings:
On recording hedged items in earnings	(2)	32	(29)	(166)	(19)	(5 (1)	3	1	(185)
At December 31, 2007	$15	$14	$79	$238	$27	$(1)	$—	$(17)	$355
Effective portion of change in fair value of hedging instruments	—	582	(215)	(610)	(46)	5	—	(17)	(301)
Transfers to earnings:
On recording hedged items in earnings	(2)	(112)	(33)	(106)	(11)	(4)	—	1	(267)
At December 31, 2008	$13	$484	$(169)	$(478)	$(30)	$—	$—	$(33)	$(213)

Hedge gains/losses classified within	Gold sales	Copper sales	Cost of sales	Cost of sales	Administration	Amortization	Interest income	Interest expense
Portion of hedge gain (loss) expected to affect 2009 earnings(2)	$9	$484	$(109)	$(126)	$(23)	$3	$—	$(3)	$235

(1)	On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.
(2)	Based on the fair value of hedge contracts at December 31, 2008.

d) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. In cases where we have a legally enforceable master netting agreement with a counter-party, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable measure of credit risk when there is a legally enforceable master netting agreement. We mitigate credit risk by:

•	entering into derivatives with high credit-quality counterparties;
•	limiting the amount of exposure to each counterparty; and
•	monitoring the financial condition of counterparties.

Location of credit risk is determined by physical location of the bank branch, customer or counterparty.

Credit Quality of Financial Assets

	S&P Credit rating
At December 31, 2008	AA – or higher	A – or higher	BBB or lower	Not rated	Total
Cash and equivalents(1),(2)	$231	$1,181	$25	$—	$1,437
Derivatives(2)	87	354	—	—	441
Accounts receivable	22	6	38	131	197
	$340	$1,541	$63	$131	$2,075
Number of counterparties	27	21	16
Largest counterparty (%)	26%	44%	21%

Concentrations of Credit Risk

	United		Other
At December 31, 2008	States	Canada	International	Total
Cash and equivalents(1),(2)	$1,190	$86	$161	$1,437
Derivatives(3)	184	18	239	441
Accounts receivable	29	36	132	197
	$1,403	$140	$532	$2,075

(1)          Based on where the parent entity of the counterparties we transact with is domiciled.

(2)          The amounts presented reflect the outstanding bank balance held with institutions as at December 31, 2008.

(3)          The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.

e) Risks Relating to the Use of Derivatives

By using derivatives, in addition to credit risk, we are affected by market risk and market liquidity risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivatives. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Market liquidity risk is the risk that a derivative cannot be eliminated quickly, by either liquidating it or by establishing an offsetting position. Under the terms of our trading agreements, counterparties cannot require us to immediately settle outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. We generally mitigate market liquidity risk by spreading out the maturity of our derivatives over time.

21 • Fair Value Measurements

In 2008, we adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities and derivative instruments. The adoption of FAS 157 did not change the valuation techniques that we use to value financial assets and financial liabilities. We have elected to present information for derivative instruments on a net basis. Beginning in 2009, we will also apply FAS 157 to non-financial assets and liabilities that we periodically measure at fair value under US GAAP. The principal assets and liabilities that will be affected are: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and non-financial assets and non-financial liabilities recognized as a result of a business combination. The application of FAS 157 is not expected to have a significant impact on our methodology for measuring the fair value of these assets and liabilities, but will result in expanded disclosures.

The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, we adjust our valuation models to incorporate a measure of credit risk.

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements at December 31, 2008

	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable	Aggregate
	identical assets	inputs	inputs	fair
	(Level 1)	(Level 2)	(Level 3)	value
Cash equivalents	$904	$—	$—	$904
Available-for-sale securities	31	—	—	31
Receivables from provisional copper and gold sales	—	50	—	50
Derivative instruments	—	(43)	—	(43)
	$935	$7	$—	$942

b) Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Held-to-maturity
securities
At January 1, 2008	$46
Impairment charge(1)	(39)
Sales(2)	(7)
At December 31, 2008	$—

(1)          In the first quarter, we recorded an impairment charge on ABCP of $39 million.

(2)          In the second quarter, we reached a settlement agreement with respect to ABCP for proceeds of $49 million.

c) Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Due to the recent instability of the financial markets, counterparty credit risk has had a larger impact on our derivative valuations than in previous periods. The fair value of our derivative contracts is adjusted for credit risk based upon the observed credit default swap spread for each particular counterparty, as appropriate. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves for comparable assets and liabilities. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves for comparable assets and liabilities. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of commodity options is determined using option-pricing models that utilize a combination of inputs including quoted market prices and market-corroborated inputs. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

d) Fair Value Information

	2008		2007
		Estimated		Estimated
	Carrying	fair	Carrying	fair
At December 31	amount	value	amount	value
Financial assets
Cash and equivalents(1)	$1,437	$1,437	$2,207	$2,207
Accounts receivable(1)	197	197	256	256
Available-for-sale securities(2)	31	31	96	96
Equity-method investments(3)	1,085	1,085	1,085	1,113
Derivative assets	832	832	554	554
Held-to-maturity securities(3)	—	—	46	46
	$3,582	$3,582	$4,244	$4,272
Financial liabilities
Accounts payable(1)	$970	$970	$808	$808
Long-term debt(4)	4,350	3,507	3,255	3,151
Derivative liabilities	875	875	165	165
Restricted share units(5)	120	120	100	100
Deferred share units(5)	5	5	4	4
	$6,320	$5,477	$4,332	$4,228

(1)          Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.

(2)          Recorded at fair value. Quoted market prices are used to determine fair value.

(3)          Includes ABCP.

(4)          Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices.

(5)          Recorded at fair value based on our period-end closing market share price.

22 • Asset Retirement Obligations

Asset Retirement Obligations (AROs)	2008	2007
At January 1	$966	$893
AROs acquired during the year	37	—
AROs arising in the period	56	53
Impact of revisions to expected cash flows Recorded in earnings	9	6
Settlements
Cash payments	(40)	(33)
Settlement gains	(5)	(3)
Accretion	43	50
At December 31	1,066	966
Current portion	(93)	(74)
	$973	$892

Each period we assess cost estimates and other assumptions used in the valuation of AROs at each of our mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. In 2008, charges of $9 million were recorded for changes in cost estimates for AROs at closed mines (2007: $6 million; 2006: $53 million).

At December 31	2008	2007
Operating mines
ARO increase(1)	$56	$53
ARO decrease(2)	(7)	—
Closed mines
ARO increase(3)	9	6

(1)          These adjustments were recorded with a corresponding adjustment to property, plant and equipment.

(2)          Represents a decrease in AROs at a mine where the corresponding ARO asset had been fully amortized and was therefore recorded as a recovery in other income.

(3)          For closed mines, any change in the fair value of AROs results in a corresponding charge or credit to other expense or other income, respectively.

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities;

ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amount of expected cash flows when an ARO is incurred. We update expected cash flows to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. We record the fair value of an ARO when it is incurred. At producing mines AROs incurred and changes in the fair value of AROs are recorded as an adjustment to the corresponding asset carrying amounts. At closed mines, any adjustment to the fair value of an ARO is charged directly to earnings. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, development projects and closed mines, accretion is recorded in amortization and accretion. Upon settlement of an ARO, we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in Other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred (see note 8a).

23 • Other Non-current Liabilities

At December 31	2008	2007
Pension benefits (note 28)	$113	$87
Other post-retirement benefits (note 28)	29	27
Derivative liabilities (note 20c)	435	65
Restricted share units (note 27)	120	94
Deferred revenue	8	88
Other	76	70
	$781	$431

24 • Deferred Income Taxes

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income, other comprehensive income and goodwill based on the source of the change.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.

Sources of Deferred Income Tax Assets and Liabilities

At December 31	2008	2007
Deferred tax assets
Tax loss carry forwards	$657	$729
Alternative minimum tax (“AMT”) credits	251	247
Asset retirement obligations	366	342
Property, plant and equipment	232	279
Post-retirement benefit obligations	32	23
Derivative instruments	90	—
Accrued interest payable	70	45
Other	3	10
	1,701	1,675
Valuation allowances	(318)	(419)
	1,383	1,256
Deferred tax liabilities
Property, plant and equipment	(1,102)	(1,145)
Derivative instruments	—	(122)
Inventory	(162)	(98)
Other	(4)	(10)
	$115	$(119)
Classification:
Non-current assets	$869	$722
Non-current liabilities	(754)	(841)
	$115	$(119)

Expiry Dates of Tax Losses and AMT Credits

						No
						expiry
	2009	2010	2011	2012	2013+	date	Total
Tax losses(1)
Canada	$5	$—	$—	$—	$1,193	$—	$1,198
Australia	—	—	—	—	—	157	157
Barbados	—	—	—	—	967	—	967
Chile	—	—	—	—	—	684	684
Tanzania	—	—	—	—	—	230	230
U.S.	—	—	—	—	143	—	143
Other	—	4	—	—	—	50	54
	$5	$4	$—	$—	$2,303	$1,121	$3,433
AMT credits(2)	—	—	—	—	—	$251	$251

(1)          Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2008.

(2)          Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

Net Deferred Tax Assets

	2008	2007
Gross deferred tax assets
Canada	$384	$494
Chile	41	117
Argentina	61	37
Australia	171	14
Tanzania	199	197
United States	289	225
Other	42	57
	1,187	1,141
Valuation allowances
Canada	(50)	(55)
Chile	(23)	(105)
Argentina	(61)	(26)
Australia	(9)	(2)
Tanzania	(30)	(30)
United States	(123)	(190)
Other	(22)	(11)
	$(318)	$(419)
Non-current assets	$869	$722

Valuation Allowances

We consider the need to record a valuation allowance against deferred tax assets, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:

• Historic and expected future levels of taxable income;

• Tax plans that affect whether tax assets can be realized; and

• The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.

A deferred income tax asset totaling $334 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses realized for acquired Placer Dome derivative instruments. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is more likely than not, and consequently no valuation allowance has been set up for this deferred tax asset.

A deferred tax asset of $169 million has been recorded in Tanzania following the release of tax valuation allowances totaling $189 million in 2007. The release of tax valuation allowances resulted from the impact of rising market gold prices on expectations of future taxable income and the ability to realize these tax assets.

A partial valuation allowance of $123 million has been set up against deferred tax assets in the United States at December 31, 2008. The majority of this valuation allowance relates to AMT credits in periods when partly due to low market gold prices, Barrick was an AMT taxpayer in the United States. If market gold prices continue to rise, it is reasonably possible that some or all of these valuation allowances could be released in future periods.

Source of Changes in Deferred Tax Balances

For the years ended December 31	2008	2007	2006
Temporary differences
Property, plant and equipment	$(3)	$24	$(1,111)
Asset retirement obligations	24	39	128
Tax loss carry forwards	(72)	(69)	546
Derivatives	212	(113)	52
Other	(2)	9	(17)
	$159	$(110)	$(402)
Net currency translation gains/(losses) on deferred tax balances	(98)	76	5
Canadian tax rate changes	—	(64)	(12)
Adjustment to deferred tax balances due to change in tax status(1)	—	—	31
Release of end of year Tanzanian valuation allowances	—	156	—
Release of other valuation allowances	175	88	53
	$236	$146	$(325)
Intraperiod allocation to:
Income from continuing operations before income taxes	$45	$174	$109
Placer Dome acquisition (note 3f)	—	—	(432)
Porgera mine acquisition (note 3d)	—	20	—
Cortez acquisition (note 3b)	11	—	—
Barrick Energy Inc. acquisition (note 3a)	(22)	—	—
Kainantu acquisition (note 3e)	(19)	—	—
Other acquisition	2	—	—
OCI (note 26)	219	(48)	(2)
Other	(2)	5	28
	$234	$151	$(297)

(1)  Relates to changes in tax status in Australia (note 9).

Unrecognized Tax Benefits

	2008	2007
Balance at January 1	$15	$20
Additions based on tax positions related to the current year	2	1
Additions for tax positions of prior years	40	—
Reductions for tax positions of prior years	—	(2)
Settlements	(11)	(4)
Balance at December 31(1),(2)	$46	$15

(1)          If recognized, the total amount of $46 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

(2)          Includes interest and penalties of $1 million.

We expect the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $21 to $22 million, related primarily to the expected settlement of Canadian and US income tax and Canadian mining tax assessments.

Tax Years Still Under Examination

Canada	2004–2008
United States	2005–2008
Peru	2004–2008
Chile(1)	2005–2008
Argentina	2003–2008
Australia	all years open
Papua New Guinea	2003–2008
Tanzania	all years open

(1)          In addition, operating loss carry forwards from earlier periods are still open for examination.

Peruvian Tax Assessment

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

        Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, in an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million. We filed an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no liability has been recorded for this reassessment.

25 • Capital Stock

a) Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 872,738,664 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).

In 2008, we declared and paid dividends in US dollars totaling $0.40 per share ($349 million) (2007: $0.30 per share, $261 million; 2006: $0.22 per share, $191 million).

b) Exchangeable Shares

In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At December 31, 2008, 0.5 million (2007: 1.4 million) BGI exchangeable shares were outstanding, which are equivalent to 0.3 million Barrick common shares (2007: 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share.

26 • Other Comprehensive Income (Loss) (“OCI”)

	2008	2007	2006
Accumulated OCI at January 1
Cash flow hedge gains, net of tax of $105, $60, $61	$250	$223	$128
Investments, net of tax of $4, $7, $nil	37	46	12
Currency translation adjustments, net of tax of $nil, $nil, $nil	(143)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4, $nil	7	(7)	(28)
	$151	$119	$(31)
Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	(301)	257	17
Changes in fair value of investments	(52)	58	43
Currency translation adjustments(1)	(54)	—	—
Pension plans and other post-retirement benefits:
Adjustments to minimum pension liability prior to adoption of FAS 158	—	—	15
FAS 158 adjustments (note 28c):
Elimination of minimum pension liability	—	—	13
Net actuarial gain (loss)	(62)	19	(9)
Transition obligation (asset)	1	1	(2)
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge (gains) losses to earnings:
On recording hedged items in earnings	(267)	(185)	77
Investments:
Other than temporary impairment charges	26	1	4
Gains realized on sale	(17)	(71)	(6)
Other comprehensive income (loss), before tax	(726)	80	152
Income tax recovery (expense) related to OCI	219	(48)	(2)
Other comprehensive income (loss), net of tax	$(507)	$32	$150
Accumulated OCI at December 31
Cash flow hedge gains (losses), net of tax of $89, $105, $60	(124)	250	223
Investments, net of tax of $nil, $4, $7	(2)	37	46
Currency translation adjustments, net of tax of $nil, $nil, $nil	(197)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $19, $2, $4	(33)	7	(7)
	$(356)	$151	$119

(1)  Represents currency transiation adjustments for Barrick Energy.

27 • Stock-based Compensation

a) Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over seven years. At December 31, 2008, 7.4 million (2007: 10 million; 2006: 13 million) common shares, in addition to those currently outstanding, were available for granting options. Stock options when exercised result in an increase to the number of common shares issued by Barrick.

Compensation expense for stock options was $25 million in 2008 (2007: $25 million; 2006: $27 million), and is presented as a component of cost of sales, corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2008 by $0.03 per share (2007: $0.03 per share, 2006: $0.03 per share).

Total intrinsic value relating to options exercised in 2008 was $61 million (2007: $58 million; 2006: $27 million).

Employee Stock Option Activity (Number of Shares in Millions)

	2008		2007		2006
		Average		Average		Average
	Shares	price	Shares	price	Shares	price
C$ options
At January 1	7.1	$27	11.9	$28	14.7	$28
Issued on acquisition of Placer Dome	—	—	—	—	1.7	34
Exercised	(2.1)	28	(3.9)	28	(2.4)	26
Forfeited	—	—	(0.1)	29	(0.2)	27
Cancelled/expired	(0.2)	28	(0.8)	35	(1.9)	40
At December 31	4.8	$27	7.1	$27	11.9	$28
US$ options
At January 1	7.0	$28	7.7	$25	6.9	$24
Granted	2.8	34	1.4	40	1.1	30
Issued on acquisition of Placer Dome	—	—	—	—	1.0	19
Exercised	(0.8)	24	(1.7)	23	(0.9)	21
Forfeited	(0.1)	31	(0.3)	25	(0.4)	24
Cancelled/expired	—	—	(0.1)	22	—	25
At December 31	8.9	$28	7.0	$28	7.7	$25

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
				Intrinsic			Intrinsic
		Average	Average	value(1)		Average	value(1)
Range of exercise prices	Shares	price	life (years)	($ millions)	Shares	price	($ millions)
C$ options
$22 – $27	2.8	$24	3	$58	2.8	$24	$58
$28 – $31	2.0	29	5	30	2.0	29	30
	4.8	$26	4	$88	4.8	$26	$88
US$ options
$ 9 – $19	0.1	$13	4	$4	0.1	$13	$3
$20 – $27	5.0	25	4	58	3.2	24	41
$28 – $32	1.3	30	7	8	0.6	30	4
$33 – $42	2.5	42	6	(13)	0.3	41	(1)
	8.9	$30	5	$57	4.2	$26	$47

(1)  Based on the closing market share price on December 31, 2008 of C$44.71 and US$36.77.

Option Information

For the years ended December 31
(per share and per option amounts in dollars)	2008		2007		2006
Valuation assumptions	Lattice	(1),(2)	Lattice	(1),(2)	Lattice	(1),(2)
Expected term (years)	4.5–5.2		4.5–5		4.5–5
Expected volatility(2)	30%–70%		30%–38%		30%–38%
Weighted average expected volatility(2)	43%		36.6%		31.6%
Expected dividend yield	0.7%–1.5%		0.7%–0.9%		0.7%–0.9%
Risk-free interest rate(2)	0.25%–5.1%		3.2%–5.1%		4.3%–5.1%

Options granted (in millions)	2.8		1.4		1.1
Weighted average fair value per option	$12.07		$12.91		$9.42

(1)  Different assumptions were used for the multiple stock option grants during the year.

(2)  The volatility and risk-free interest rate assumption varied over the expected term of these stock option grants.

The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

We use the straight-line method for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

The expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2008, there was $42 million (2007: $33 million; 2006: $39 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of two years (2007: two years; 2006: two years).

b) Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of a two and a half or three-year period and are settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is recorded at fair value on the grant date, with a corresponding amount recorded as a deferred compensation asset that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSU liability are recorded each period, with a corresponding adjustment to the deferred compensation asset. Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2008, the weighted average remaining contractual life of RSUs was 1.90 years.

Compensation expense for RSUs was $33 million in 2008 (2007: $16 million; 2006: $6 million) and is presented as a component of cost of sales, corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs. As at December 31, 2008 there was $84 million of total unamortized compensation cost relating to unvested RSUs (2007: $75 million; 2006: $36 million).

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity

		Fair		Fair
	DSUs	value	RSUs	value
	(thousands)	(millions)	(thousands)	(millions)
At December 31, 2005	47	$1.4	611	$16.4
Settled for cash	—	—	(82)	(2.5)
Forfeited	—	—	(58)	(1.6)
Granted(1)	22	0.7	893	27
Converted to stock options(1)	—	—	(18)	(0.5)
Credits for dividends	—	—	8	0.2
Change in value	—	—	—	2.6
At December 31, 2006	69	$2.1	1,354	$41.6
Settled for cash	(11)	(0.3)	(119)	(4.9)
Forfeited	—	—	(38)	(1.4)
Granted	42	1.4	1,174	47.5
Credits for dividends	—	—	12	0.4
Change in value	—	0.9	—	17.0
At December 31, 2007	100	$4.1	2,383	$100.2
Settled for cash	(4)	(0.1)	(348)	(10.3)
Forfeited	—	—	(262)	(10.6)
Granted	34	1.2	1,493	42.0
Credits for dividends	—	—	20	0.7
Change in value	—	(0.5)	—	(1.7)
At December 31, 2008	130	$4.7	3,286	$120.3

(1)  In January 2006, under our RSU plan, 18,112 restricted share units were converted to 72,448 stock options.

c) Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting is based on the achievement of performance goals and the target settlement will range from 0% to 200% of the value. At December 31, 2008, 133 thousand units were outstanding.

d) Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%–6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year. During 2008, Barrick contributed $0.5 million to this plan.

28 • Post-retirement Benefits

a) Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $47 million in 2008, $49 million in 2007 and $36 million in 2006.

b) Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Through the acquisition of Placer Dome, we acquired pension plans in the United States, Canada and Australia. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities. In 2007, one of our qualified defined benefit plans in Canada was wound up. No curtailment gain or loss resulted and the obligations of the plans are expected to be settled at the end of 2009. Also in 2007, both of our defined benefit plans in Australia were wound up. No curtailment gain or loss resulted for either plan. In 2006, actuarial assumptions were amended for one of our qualified defined benefit plans in Canada and another one of our other plans in Canada was partially wound up; no curtailment gain or loss resulted for either plan. Also in 2006, one of our qualified defined benefit plans in the United States was amended to freeze benefits accruals for all employees, resulting in a curtailment gain of $8 million.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust was $9 million in 2008 (2007: $19 million), and is recorded in our consolidated balance sheet under available-for-sale securities.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.

Pension Expense (Credit)

For the years ended December 31	2008	2007	2006
Expected return on plan assets	$(19)	$(21)	$(20)
Service cost	—	2	4
Interest cost	21	21	22
Actuarial losses	1	1	1
Curtailment gains	—	—	(8)
	$3	$3	$(1)

c) Pension Plan Information

Fair Value of Plan Assets

For the years ended December 31	2008	2007	2006
Balance at January 1	$293	$301	$166
Increase for plans assumed on acquisitions	9	—	127
Actual return on plan assets	(41)	31	35
Company contributions	12	10	10
Settlements	—	(14)	—
Benefits paid	(33)	(35)	(37)
Foreign currency adjustments	(3)	—	—
Balance at December 31	$237	$293	$301

	2008		2008
At December 31	Target(1)	Actual	Actual
Composition of plan assets:
Equity securities	43%	43%	$103
Fixed income securities	57%	57%	134
	100%	100%	$237

(1)  Based on the weighted average target for all defined benefit plans.

Projected Benefit Obligation (PBO)

For the years ended December 31	2008	2007
Balance at January 1	$364	$389
Increase for plans assumed on acquisition of 40% of Cortez	9	—
Service cost	—	2
Interest cost	21	21
Actuarial (gains) losses	4	1
Benefits paid	(33)	(35)
Foreign currency adjustments	(8)	—
Curtailments	—	(14)
Balance at December 31	$357	$364
Funded status(1)	$(120)	$(71)
ABO(2),(3)	$357	$254

(1)  Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $9 million at December 31, 2008).

(2)  For 2008, we used a measurement date of December 31, 2008 to calculate accumulated benefit obligations.

(3)  Represents the accumulated benefit obligation (“ABO”) for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $326 million (2007: $254 million).

Pension Plan Assets/Liabilities

For the years ended December 31	2008	2007
Non-current assets	$—	$25
Current liabilities	(7)	(8)
Non-current liabilities	(113)	(87)
Other comprehensive income(1)	52	(9)
	$(68)	$(79)

(1) Amounts represent actuarial (gains) losses.

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2008 and 2007 were as follows:

For the years ended December 31	2008	2007
Projected benefit obligation, end of year	$326	$329
Fair value of plan assets, end of year	$205	$258

The projected benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2008 and 2007 were as follows:

For the years ended December 31	2008	2007
Projected benefit obligation, end of year	$357	$329
Accumulated benefit obligation, end of year	$326	$330
Fair value of plan assets, end of year	$205	$258

Expected Future Benefit Payments

For the years ending December 31
2009	$57
2010	29
2011	24
2012	24
2013	24
2014 – 2018	$116

d) Actuarial Assumptions

For the years ended December 31	2008	2007	2006
Discount rate(1)
Benefit obligation	4.50–6.25%	4.50–6.30%	4.40–5.90%
Pension cost	4.50–6.25%	4.50–5.81%	4.40–5.90%
Return on plan assets(1)	3.75–7.00%	4.50–7.25%	7.00–7.25%
Wage increases	3.50–5.00%	3.50–5.00%	3.50–5.00%

(1)  Effect of a one-percent change: Discount rate: $25 million decrease in ABO and $1 million increase in pension cost; Return on plan assets: $3 million decrease in pension cost.

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate for benefit obligation and pension cost purposes is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody’s Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest five basis points. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

e) Other Post-retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.

Other Post-retirement Benefits Expense

For the years ended December 31	2008	2007	2006
Interest cost	$2	$2	$2
Other	—	—	—
	$2	$2	$2

Fair Value of Plan Assets

For the years ended December 31	2008	2007	2006
Balance at January 1	$—	$—	$—
Contributions	2	2	3
Benefits paid	(2)	(2)	(3)
Balance at December 31	$—	$—	$—

Accumulated Post-retirement Benefit Obligation (APBO)

For the years ended December 31	2008	2007	2006
Balance at January 1	$30	$37	$39
Interest cost	2	2	2
Actuarial (gains) losses	2	(7)	(1)
Benefits paid	(2)	(2)	(3)
Balance at December 31	$32	$30	$37
Funded status	(32)	(30)	(37)
Unrecognized net transition obligation	n/a	n/a	n/a
Unrecognized actuarial losses	n/a	n/a	n/a
Net benefit liability recorded	n/a	n/a	n/a

Other Post-retirement Assets/Liabilities

For the years ended December 31	2008	2007
Current liability	$(3)	$(3)
Non-current liability	(29)	(27)
Accumulated other comprehensive income	—	(1)
	$(32)	$(31)

Amounts recognized in accumulated other comprehensive income consist of : (1)

For the years ended December 31	2008	2007
Net actuarial loss (gain)	$1	$(2)
Transition obligation (asset)	(1)	1
	$—	$(1)

(1) The estimated amounts that will be amortized into net periodic benefit cost in 2008.

We have assumed a health care cost trend of 8% in 2008, decreasing ratability to 5% in 2011 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2008 would have had no significant effect on the post-retirement obligation and would have had no significant effect on the benefit expense for 2008.

Expected Future Benefit Payments

For the years ending December 31
2009	$3
2010	3
2011	3
2012	3
2013	2
2014 – 2018	$11

29 • Litigation and Claims

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Wagner Complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. In November 2008, near the completion of discovery, this matter was scheduled for trial in March 2009. The trial date has since been adjourned because of a settlement in principle among the parties. Efforts to finalize the settlement and seek the necessary Court approval are ongoing. No amounts have been accrued for any potential loss under this complaint.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act. The Plaintiffs’ RFRA claim is based on the assertion that the Project and adjoining areas are sacred to certain Western Shoshone. On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. After a four day hearing, on January 26, 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits. The Plaintiffs have appealed that decision to the United States Court of Appeals for the Ninth Circuit.

Marinduque Complaint

Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila - guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the district court’s order, the Province filed Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit. Under the briefing schedule established by the Court of Appeals the Province’s initial brief in the Appeal was filed on August 15, 2008, the Company’s responsive brief was filed on September 15, 2008, and the Province’s reply brief was filed on October 15, 2008. Oral argument before the U.S. Court of Appeals is set for March 10, 2009. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.

On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. A hearing on the motion to dismiss originally set by the trial court for November 27, 2008 has been rescheduled for March 11, 2009.

The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.